

ADB

Management's Discussion and Analysis and Condensed Quarterly Financial Statements

30 September 2018
(Unaudited)

Distribution of this document is restricted until it has been approved by the Board of Directors. Following such approval, ADB will disclose the document to the public in accordance with ADB's Public Communications Policy 2011.

Asian Development Bank

CONTENTS

	Page
MANAGEMENT'S DISCUSSION AND ANALYSIS	
Executive Summary	
I. Overview	1
II. Ordinary Capital Resources	1
A. Basis of Financial Reporting	2
B. Selected Financial Data	3
C. Overall Financial Results	4
D. Capital Adequacy	11
E. Equity and Headrooms	12
III. Special Funds	14
A. Asian Development Fund	14
B. Technical Assistance Special Fund	15
C. Japan Special Fund	16
D. ADB Institute	16
E. Regional Cooperation and Integration Fund	16
F. Climate Change Fund	17
G. Asia Pacific Disaster Response Fund	17
H. Financial Sector Development Partnership Special Fund	17
Appendix: Ordinary Capital Resources Condensed Management Reporting Balance Sheets	18

FINANCIAL STATEMENTS

I. Ordinary Capital Resources (OCR)
OCR-1	Condensed Balance Sheet	20
OCR-2	Condensed Statement of Income and Expenses	22
OCR-3	Condensed Statement of Comprehensive Income	23
OCR-4	Condensed Statement of Changes in Equity	23
OCR-5	Condensed Statement of Cash Flows	24
OCR-6	Notes to Condensed Financial Statements	25

II. Asian Development Fund (ADF)
ADF-1	Condensed Balance Sheet	60
ADF-2	Condensed Statement of Income and Expenses	61
ADF-3	Condensed Statement of Comprehensive Loss	62
ADF-4	Condensed Statement of Changes in Fund Balances	62
ADF-5	Condensed Statement of Cash Flows	63
ADF-6	Notes to Condensed Financial Statements	64

III. Technical Assistance Special Fund (TASF)

TASF-1	Condensed Statement of Financial Position	72
TASF-2	Condensed Statement of Activities and Changes in Net Assets	73
TASF-3	Condensed Statement of Cash Flows	74
TASF-4	Notes to Condensed Financial Statements	75

IV. Japan Special Fund (JSF)

JSF-1	Condensed Statement of Financial Position	79
JSF-2	Condensed Statement of Activities and Changes in Net Assets	80
JSF-3	Condensed Statement of Cash Flows	81
JSF-4	Notes to Condensed Financial Statements	82

V. Asian Development Bank Institute (ADBI)

ADBI-1	Condensed Statement of Financial Position	86
ADBI-2	Condensed Statement of Activities and Changes in Net Assets	87
ADBI-3	Condensed Statement of Cash Flows	88
ADBI-4	Notes to Condensed Financial Statements	89

VI. Regional Cooperation and Integration Fund (RCIF)

RCIF-1	Condensed Statement of Financial Position	93
RCIF-2	Condensed Statement of Activities and Changes in Net Assets	94
RCIF-3	Condensed Statement of Cash Flows	95
RCIF-4	Notes to Condensed Financial Statements	96

VII. Climate Change Fund (CCF)

CCF-1	Condensed Statement of Financial Position	100
CCF-2	Condensed Statement of Activities and Changes in Net Assets	101
CCF-3	Condensed Statement of Cash Flows	102
CCF-4	Notes to Condensed Financial Statements	103

VIII. Asia Pacific Disaster Response Fund (APDRF)

APDRF-1	Condensed Statement of Financial Position	107
APDRF-2	Condensed Statement of Activities and Changes in Net Assets	108
APDRF-3	Condensed Statement of Cash Flows	109
APDRF-4	Notes to Condensed Financial Statements	110

IX. Financial Sector Development Partnership Special Fund (FSDPSF)

FSDPSF-1	Condensed Statement of Financial Position	113
FSDPSF-2	Condensed Statement of Activities and Changes in Net Assets	114
FSDPSF-3	Condensed Statement of Cash Flows	115
FSDPSF-4	Notes to Condensed Financial Statements	116

MANAGEMENT'S DISCUSSION AND ANALYSIS

EXECUTIVE SUMMARY

Management's Discussion and Analysis (MD&A) highlights Asian Development Bank's (ADB) financial results and operating activities for the nine months ended 30 September 2018.

Income: Ordinary capital resources (OCR) reported an operating income of $660 million in 2018 compared with $572 million in 2017. The higher operating income in 2018 was mainly attributed to the increase in revenue from equity investment's divestment gains. Higher revenue from loans and liquidity investments (after borrowing expenses) was offset by the higher provision for loan losses and impairment on other debt securities. Net income in 2018 was $576 million compared with $531 million in 2017, excluding one-time income of $30,748 million from ADF assets transfer.

Loan operations: OCR's loan commitments for sovereign and non-sovereign operations in 2018 totaled $10,739 million, which was a $2,972 million or 22% decrease from 2017 commitments. Total disbursements in 2018 was $8,888 million, compared with $6,594 million in 2017, where the increase was primarily due to higher disbursements of policy-based loans. The total outstanding loan balance, comprising of regular OCR, concessional OCR and nonsovereign loans, increased to $104,216 million, compared with $101,008 million as of 31 December 2017. Allowance for loan losses increased in 2018 to $236 million ($118 million – 2017) primarily due to the $122 million specific provision recorded for nonsovereign loans.

Investment for liquidity purpose and borrowings: OCR liquidity investment portfolio after swaps increased by 7% to $39,189 million compared with $36,461 million as of 31 December 2017. OCR borrowings after swaps amounted to $94,193 million, a 6% increase from the balance of $88,766 million as of 31 December 2017.

Net income allocation: In May 2018, the Board of Governors approved the allocation of OCR's allocable net income for 2017 amounting to $690 million. This has been allocated to ordinary reserve ($351 million), ADF ($259 million) and Technical Assistance Special Fund ($80 million).

This document should be read in conjunction with the Management's Discussion and Analysis and Financial Statements for the financial year ended 31 December 2017. ADB undertakes no obligation to update any forward-looking statements made in such documents.

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I. OVERVIEW

The vision of Asian Development Bank (ADB), a multilateral development bank, is an Asia and Pacific region free of poverty. In pursuing its objectives, ADB provides various forms of financial assistance to its developing member countries (DMCs). The main instruments are loans, technical assistance (TA), grants, guarantees, and equity investments, which are met through various funding resources.

ADB accounts for financial resources through ordinary capital resources (OCR) and Special Funds. Under the Agreement Establishing the Asian Development Bank (the Charter), OCR and Special Funds resources must at all times be held and used entirely separately from each other. ADB administers various trust funds as well, which are externally funded and administered by ADB on behalf of donors. These trust funds are not included in the quarterly financial statements and in this management's discussion and analysis.

ADB also offers debt management products to its members and entities fully guaranteed by members such as interest rate swaps and cross currency swaps (including local currency swaps) for their third party liabilities. ADB also provides policy dialogue and advisory services, and mobilizes financial resources through its cofinancing operations, which access official and other concessional, commercial, and export credit sources to maximize the development impact of its assistance. Cofinancing for ADB projects can be in the form of external loans, grants for TA and components of loan projects, equity, and credit enhancement products such as guarantees and syndications.

II. ORDINARY CAPITAL RESOURCES

Funding of OCR operation comes from three distinct sources: borrowings from capital markets and private placements; paid-in capital provided by shareholders; and accumulated retained income (reserves), together provides a buffer for risks arising from its operations. Borrowed funds and equity are used to fund OCR lending and investment activities and other general operations.

Effective 1 January 2017, ADB transferred loans and other assets totaling $30,812 million from the Asian Development Fund (ADF), the concessional lending window of ADB, to OCR in accordance with the Board of Governors' resolution authorizing the termination of the ADF's lending operations and retaining the ADF as a grant-only operation. Concessional lending continues on the same terms and conditions previously provided to ADF countries through the OCR window, while the ADF continues to provide grant assistance. The initiative expanded ADB's lending capacity – particularly to poor countries and the private sector, enhanced its risk-bearing capacity, and strengthened its readiness to respond to future economic crises and natural disasters.

The transfer of assets was treated as a contribution from the ADF which was recognized as a one-time income of $30,748 million by OCR and a return of the set-aside resources of $64 million from the ADF to OCR.[1] On 15 March 2017, the Board of Governors approved the allocation of this one-time income to ordinary reserve effective 1 January 2017.

The transferred ADF assets came from donor contributions, OCR net income transfers and set-aside resources. For further details on the composition of the sources, refer to the disclosure on Transfer of ADF Loans and Other Assets to OCR in Note C of OCR financial statements.

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[1] The undisbursed ADF loan balance of SDR6,281 million ($8,444 million equivalent) was also assumed by OCR on 1 January 2017.

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A.   Basis of Financial Reporting

Statutory reporting. ADB prepares OCR financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP), referred to in this document as the "statutory reporting basis."

ADB manages its balance sheet by selectively using derivatives to minimize interest rate and currency risks associated with its financial instruments. Derivatives are used to enhance asset and liability management of individual positions and overall portfolios. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of hedging criteria under US GAAP does not make fully evident ADB's risk management strategies.

ADB reports all derivative instruments on the balance sheet at fair value and recognizes the changes in fair value for the period as part of net income. ADB also elects to measure at fair value all borrowings that are swapped or are intended to be swapped in the future to apply a consistent accounting treatment between the borrowings and their related swaps. All equity investments, except for those under equity method, are reported at fair value. ADB continues to report its loans and the remaining borrowings at amortized cost, and reports all of its investments for liquidity purpose at fair value.

Management reporting. ADB reports operating income, which excludes the impact of the unrealized gains or losses from fair value adjustments associated with financial instruments and unrealized proportionate share of income or loss from equity investments accounted for under equity method. ADB uses operating income as the key measure to manage its financial position, make financial management decisions, and monitor financial ratios and parameters.

ADB intends to hold most borrowings and related swaps until maturity or call, hence net interim unrealized gains and losses reported under the statutory reporting basis will eventually converge with the net realized income and expenses that ADB recognizes over the life of these financial instrument. The unrealized gains or losses, although an important indicator of the portfolio performance, generally represent changes in income as a result of fluctuations in the fair value of selected financial instruments. Such gains or losses are generally not realized, unless ADB is forced to do so by risk events before maturity. ADB has instituted risk management policies to mitigate such risks.

For equity investments, ADB generally hold its investments until ADB's development role has been fulfilled. Any gains or losses from equity investments recorded at fair value will be realized and included in the operating income when ADB exits the investments. Therefore, the periodic net unrealized gains or losses are excluded from the operating income until the exit date.

The management reporting basis balance sheet reconciled from the statutory reporting basis balance sheet as of 30 September 2018 is provided in the Appendix.

B.   Selected Financial Data

Selected financial data are presented on statutory reporting and management reporting bases (Table 1). Return on average earnings assets remained stable. Return on loans, return on investments for liquidity purposes and cost of borrowings increased in 2018 compared with 2017, under statutory and management reporting bases, due to the rising trend of interest rates such as the yield on US Treasury securities, short-term money market interest rates, and US dollar London Interbank Offered Rate (LIBOR). Income and expenses are discussed in the Overall Financial Results section.

Table 1: Selected Financial Data
($ million, unless otherwise stated)

Item	30 September 2018	30 September 2017	31 December 2017
Operational Highlights			
Loan[a], EI, Guarantees, and ODS Commitments	12,979	13,957	19,502
Loan, EI and ODS Disbursements	9,157	6,830	10,960
Loan Principal Repayments and Prepayments	4,948	4,126	5,981
Statutory Reporting Basis			
Net Income	576	531[b]	774[b]
Return on Equity (%)	1.55	1.74	1.80
Return on Average Earning Assets (%)	0.54	0.58	0.61
Return on Loans – Operations (%)	2.46	1.91	1.92
Return on Investments for Liquidity Purpose (%)	2.22	1.70	1.73
Cost of Borrowings (%)	2.13	1.54	1.45
Management Reporting Basis			
Operating Income	660	572	725
Return on Equity (%)	1.70	1.79	1.64
Return on Average Earning Assets[c] (%)	0.60	0.61	0.57
Return on Loans – Operations (%)	2.51	1.92	1.96
Return on Investments for Liquidity Purpose (%)	2.21	1.67	1.65
Cost of Borrowings (%)	2.18	1.44	1.48

Note: Rates of returns and cost of borrowings are based on annualized income/expenses and average assets/liabilities.
ADF = Asian Development Fund, EI = equity investments, ODS = other debt securities
[a] Excludes revolving credit facility
[b] After allocation of one-time income from ADF assets transfer to ordinary reserve.
[c] Represents operating income over average earning assets.

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C. Overall Financial Results

Net income. Table 2 presents the overall financial results for the nine months ended 30 September 2018 and 2017. OCR reported higher net income of $576 million compared with $531 million, after allocation of the one-time income from ADF assets transfer to ordinary reserve, reported for the same period in 2017. The increase in net income is mainly attributed to fair value changes of borrowings and derivatives. New accounting treatment for fair value changes of borrowings became effective in 2018, which resulted in more stable fair value changes. (See footnote 2).

Table 2: Overall Financial Results for the Nine Months Ended 30 September
($ million)

Item	2018	2017	Change
Revenue from loans – operations, net [a]	1,947	1,395	552
Sovereign – Regular	1,343	916	427
Sovereign – Concessional	399	309	90
Nonsovereign	205	170	35
Revenue from investments for liquidity purpose, net	667	443	224
Interest	685	425	260
Realized (losses) gains on sale of investments	(18)	18	(36)
Revenue (Loss) from equity investments – operations, net	112	(5)	117
Dividends and other EI related revenue (expense) [b]	21	(3)	24
Realized gains (losses) [c]	91	(2)	93
Revenue from guarantees – operations	17	16	1
Revenue from other debt securities – operations, net	18	16	2
Revenue from other sources	36	25	11
Borrowings and related expenses	(1,539)	(893)	(646)
Provision for loan losses and impairment on other debt securities	(169)	(8)	(161)
Provision for loan losses	(121)	(8)	(113)
Impairment on other debt securities	(48)	–	(48)
Administrative expenses – OCR	(421)	(410)	(11)
Other expenses	(8)	(7)	(1)
Operating income	660	572	88
Net unrealized losses	(85)	(77)	(8)
Fair value changes	(9)	(79)	70
Reclassification of unrealized gains on divested equity investment[c]	(76)	–	(76)
Translation adjustments of nonfunctional currencies	(0)	2	(2)
Proportionate share of gain from EI accounted for under the equity method – unrealized	1	36	(35)
One-time income from ADF assets transfer	–	30,748	(30,748)
Net income	576	31,279	(30,703)
Allocation of one-time income from ADF assets transfer to ordinary reserve	–	(30,748)	30,748
Net income income after allocation	576	531[d]	45

( ) = negative, – = nil, ADF = Asian Development Fund, EI = equity investments, OCR = ordinary capital resources.
Note: 0 = amount less than $0.5 million.
[a] Includes interest revenue, commitment charges, amortization of front-end fees and loan origination cost and interest on asset swaps. Excludes cost of fundings.
[b] Includes dividend revenue, proportionate share on gains from equity investments under equity method–realized.
[c] Disposal of equity investments in 2018 resulted to recognition of $95 million realized gains, which included previously recognized unrealized gains up to 31 December 2017 of $76 million. The corresponding unrealized gains were reclassified to realized gains. Amount of realized gains in 2018 is net of $4 million impairment loss on equity investments under equity method.
[d] Net income after allocation of one-time income from ADF assets transfer to ordinary reserve.

Operating income. Operating income for the nine months ended 30 September 2018 increased to $660 million from $572 million for the same period in 2017. The change in operating income was primarily driven by the following factors:

- Revenue from loans – operations increased by $552 million due to the i) 9% increase in average loan outstanding balance, ii) rising interest rate trend and iii) higher interest revenue generated from swap transactions entered into for currency management of concessional loans;

- Revenue from investments for liquidity purpose increased by $224 million mainly due to the increase in short-term liquidity investments and higher return on those investments as a result of rising interest rates;

- Revenue from equity investments – operations increased by $117 million mainly due to the large gains on disposal and higher proportionate share in realized income for those accounted under the equity method;

- Borrowings and related expenses increased by $646 million because of larger average outstanding borrowings as well as higher market interest rates;

- Provision for loan losses and impairment on other debt securities increased by $161 million due to the deteriorated financial position and operating performance of certain transactions in nonsovereign operations.



Figure 1: Selected US Dollar Interest Rates (%)

LIBOR = London interbank offered rate, Q = Quarter, US = United States, YE = Year-end.



Figure 2: Major Balance Sheet Items as of 30 September ($ million)

[a] Balance after fair value adjustments, net unamortized loan origination costs and allowances for loan losses and HIPC debt relief.
[b] Balance after swaps, including securities purchased under resale arrangements, and securities transferred under repurchase agreements
[c] Balance after swaps, including the impact of fair value adjustments associated with swapped borrowings and related derivatives, accrued interest and unamortized discount or premium and issuance expense.

Net unrealized losses. For the nine months ended 30 September 2018, ADB reported net unrealized losses of $85 million ($77 million – 2017). This primarily comprises (i) fair value changes of borrowings and related swaps mainly due to the change in accounting treatment of fair value movement of borrowings related to ADB's own credit spread[2], (ii) fair value changes of loans related swaps mainly due to the movement in interest rates, and (iii) reclassification of previously recorded unrealized gains to realized gains for equity investment divested in 2018. Table 3 shows details of unrealized losses for the nine months ended 30 September 2018 and 2017.

Table 3: Details of Net Unrealized Losses
For the Nine Months Ended 30 September
($ million)

Item		2018		2017	Change
Fair value changes from:		(9)		(79)	70
Borrowings and related swaps	43		(87)		
Investments – related swaps	3		12		
Loans – related swaps	(54)		(4)		
Equity investments	(1)		0		
Reclassification of unrealized gains on divested equity investment		(76)		–	(76)
Translation adjustments of nonfunctional currencies		(0)		2	(2)
Total		**(85)**		**(77)**	**(8)**

– = nil

Note: 0 = Amount less than $0.5 million.

Review of Loan Activities

Loans – operations. ADB's OCR loans fall into two categories: sovereign and non-sovereign. Sovereign loans consist of regular OCR and concessional OCR. Regular OCR loans are available to DMCs that have attained higher economic development and concessional OCR loans are available to DMCs with per capita gross national income below ADB operational cutoff and limited or low creditworthiness. Loans are also provided to privately-held or state-owned or subsovereign entities without sovereign guarantee. OCR offers loan products broadly in three modalities:

- Project – Also known as investment lending, it finances expenditures incurred for discrete investment projects such as works, goods, and services. This modality focuses on transactions and disburses funds incrementally based on evidence of expenditures for inputs.

- Policy-based – It supports reforms and improves policies. It provides budget support to governments to address development financing needs. ADB disburses funds based on evidence of the fulfillment of policy actions such as enacting new regulations or adopting new policy frameworks which aim to create an enabling environment for public and private sector operations, leading to improved growth prospects and economy efficiency. ADB offers four policy-based lending products, each catering to a different situation in a DMC: stand-alone policy-based lending, programmatic approach, special policy-based lending, and countercyclical support facility (CSF).

- Results-based – It supports government-owned sector program and disburses ADB funds to the achievement of program results.

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[2] The portion of fair value changes of borrowing related to ADB's own credit spread was recognized as other comprehensive income/loss (equity) in 2018 while it was recognized as part of net unrealized losses in 2017.

As of 30 September 2018, OCR's outstanding loan balance was $104,216 million ($101,008 million – 31 December 2017) after net fair value adjustments for concessional loans, allowance for loan losses, heavily indebted poor countries (HIPC) debt relief and unamortized loan origination costs, of which $70,693 million were regular OCR loans ($66,625 million – 31 December 2017), $28,304 million were concessional OCR loans ($29,129 million – 31 December 2017) and $5,219 million were nonsovereign loans ($5,254 million – 31 December 2017). Table 4 shows OCR's outstanding loan balance based on modality.

Table 4: OCR Outstanding Loans by Modality
As of 30 September 2018 and 31 December 2017
($ million)

	Sovereign		NSO	Total
	Regular	Concessional		
30 September 2018				
Project Loan	51,363	21,340	5,451	78,154
Policy-based Loan	17,868	7,064	–	24,932
Result-based Loan	1,299	202	–	1,501
FV adjustment on concessional loans	–	(255)	–	(255)
	70,530	28,351	5,451	104,332
Allowance for loan losses and HIPC debt relief	–	(54)	(182)	(236)
Unamortized loan origination cost – net	163	7	(50)	120
Net balance	**70,693**	**28,304**	**5,219**	**104,216**
31 December 2017				
Project Loan	49,110	21,806	5,360	76,276
Policy-based Loan	16,153	7,446	–	23,599
Result-based Loan	1,209	195	–	1,404
FV adjustment on concessional loans	–	(267)	–	(270)
	66,472	29,180	5,360	101,012
Allowance for loan losses and HIPC debt relief	–	(57)	(60)	(117)
Unamortized loan origination cost – net	153	5	(45)	113
Net balance	**66,625**	**29,129**	**5,255**	**101,008**

FV = fair value, HIPC = heavily indebted poor countries, NSO = nonsovereign, OCR = ordinary capital resources
Note: Numbers may not sum precisely because of rounding.

Summary of loan activities. ADB uses commitments as the basis for corporate targets to measure operational performance, for both sovereign and nonsovereign operations. A commitment is the financing approved by ADB's Board of Directors or Management for which the legal agreement has been signed by the borrower, recipient, or investee company and ADB.

Table 5 shows the summary of loan activities, comprising commitments, disbursements and repayments, for regular, concessional and nonsovereign loans.

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Table 5: Summary of Loan Activities
For the Nine Months Ended 30 September
($ million)

	Commitments[a]		Disbursements	Repayments[c]
	No.	Amount		
2018				
Sovereign	58	9,179	7,870	4,071
Regular	39	7,861	6,998	2,927
Project loans	29	5,676	3,786	1,519
Policy-based loans	8	2,095	3,122	1,408
Result-based loans	2	90	90	-
Concessional	19	1,318	872	1,144
Project loans	18	1,258	855	892
Policy-based loans	-	-	6	252
Result-based loans	1	60	11	-
Nonsovereign[b]	21	1,560	1,018	877
Total	**79**	**10,739**	**8,888**	**4,948**
2017				
Sovereign	74	11,893	5,819	3,411
Regular	46	9,958	4,520	2,381
Project loans	36	7,075	3,301	1,512
Policy-based loans	7	1,558	1,090	869
Result-based loans	3	1,325	129	-
Concessional	28	1,935	1,299	1,030
Project loans	22	1,413	912	823
Policy-based loans	6	522	370	207
Result-based loans	-	-	17	-
Nonsovereign[b]	15	1,818	775	715
Total	**89**	**13,711**	**6,594**	**4,126**

[a] Based on exchange rate at loan signing date.

[b] Excludes revolving credit facility and funded risk participation agreements.

[c] Includes prepayments of $709 million for the nine months ended 30 September 2018 ($441 million – 30 September 2017). Repayment and prepayment amounts are based on the United States dollar equivalent as of receipt of payment.

Sovereign loans. For the nine months ended 30 September 2018, 58 sovereign loans were committed totaling $9,179 million, a 22% decrease in terms of number and by $2,714 million from the commitments made in the same period in 2017. Of the $2,714 million decrease in commitments, $2,097 million was attributed to regular loans while $617 million was attributed to concessional loans. During the period, sovereign disbursements increased by $2,051 million compared in the same period in 2017, mainly due to the increase in the disbursements of policy-based loans ($3,128 million – 2018; $1,460 million – 2017). Total repayments for the period of $4,071 million ($3,411 million – 2017) included prepayments of $504 million from 3 borrowers ($162 million from 3 borrowers – 2017).

Nonsovereign loans. For the nine months ended 30 September 2018, 21 nonsovereign loans were committed totaling $1,560 million, $258 million lower compared with the commitments made in the same period in 2017. During the period, nonsovereign disbursements increased by $243 million compared with the same period in 2017. Total repayments for the period of $877 million ($715 million – 2017) included prepayments of $205 million from 2 borrowers ($279 million from 9 borrowers – 2017).

For the nine months ended 30 September 2018, provision for loan losses of $121 million was recognized for nonsoveriegn loans compared to the $8 million recognized for the same period in 2017. There was no nonsovereign loan in non-accrual status as of 30 September 2018 and 31 December 2017.

Lending windows. ADB's available lending windows are the LIBOR-based loan (LBL), representing the primary lending facility for OCR sovereign operations and the local currency loan (LCL). [3] These are designed to meet demand by borrowers for loan products that suit project needs and effectively manage their external debt. In addition, the LBL gives borrowers a high degree of flexibility in managing interest rate and exchange rate risks, while providing low intermediation risk to ADB. Effective 1 January 2017, the concessional lending window was transferred from ADF to OCR and continued on the same terms and conditions as previously provided to ADF countries.

Regular OCR loan terms. LBLs carry a floating lending rate that comprises a funding cost margin over or under the 6-month LIBOR and an effective contractual spread. The lending rate is reset every 6 months on each interest reset date and can be converted into a fixed rate at the request of the borrower. LCLs may be made on a floating rate basis with an effective contractual spread, and typically reset every 6 months. The cost-base rate of an LCL is determined by its financing mode. The lending rates for pool-based single currency loans are based on the previous semester's average cost of borrowing. Interest rates for market-based loans are either fixed or floating. The floating rates are determined based on the 6-month LIBOR, with reset dates of 15 March and 15 September or 15 June and 15 December.

The current LBL and LCL effective contractual spread is 50 basis points for loans negotiated on or after 1 January 2014. Different spreads apply to loans negotiated prior to 2014. Loans under CSF are subject to an effective contractual spread of 200 basis points.

Maturity premium is charged for LBLs and LCLs for which formal loan negotiations were completed on or after 1 April 2012 depending on the average loan maturity. The maturity premium is 10 basis points for loans with an average loan maturity of greater than 13 years and up to 16 years, and 20 basis points for loans with an average loan maturity of greater than 16 years and up to 19 years. A limit of 19 years applies to the average loan maturity of LBLs and LCLs. As of 30 September 2018, 219 committed loans totaling $35,008 million (196 committed loans totaling $30,211 million – 31 December 2017) were subject to maturity premium.

To maintain the principle of the cost pass-through pricing policy, ADB passes on the actual funding cost margin above or below LIBOR to its borrowers through a surcharge or rebate. The funding cost margins are reset semi-annually (on 1 January and 1 July), and are based on the actual average funding cost margin for the preceding 6 months. The rebates or surcharges are passed on to borrowers by incorporating them into the interest rate for the succeeding interest period.

The current commitment charge for LBLs and LCLs is 15 basis points, except for loans under the CSF which are subject to a commitment charge of 75 basis points. The commitment charge is levied on undisbursed loan balances beginning 60 days after signing of the applicable loan agreement; charges begin to accrue when the loan becomes effective. LCLs are priced based on relevant local funding benchmarks or ADB's funding costs and a credit spread.

Table 6 shows summary of charges on regular OCR loans.

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[3] With the introduction of the LBL in 2001, ADB's pool-based single currency loans, market-based loans and fixed-rate multicurrency loans were no longer offered.

Table 6: Summary of Charges on Regular OCR Loans
(basis point)

Item	LBL[a]	LBL (Old)[b]	LBL (CSF)	PSCL ($)	PSCL (¥)
A. Cost Base Rate		6-month LIBOR		Weighted average cost of allocated debt for previous 6 months	
B. Lending Spread					
1. Contractual spread		60	200	60	60
a. Negotiated 1 October 2007–30 June 2010	20				
b. Negotiated 1 July 2010–30 June 2011	30				
c. Negotiated 1 July 2011–31 December 2013	40				
d. Negotiated on or after 1 January 2014	50				
2. Waiver[c]				(20)	
C. Maturity Premium[d]					
1. Average loan maturity of >13 years up to 16 years	10				
2. Average loan maturity of >16 years up to 19 years	20				
D. (Rebate) or Surcharge[e]					
1. US dollar	(1)	(1)	1		
2. Yen	(58)	(58)			
3. Euro	(4)				
4. New Zealand dollar	29				
E. Commitment Charges	15	75			

( ) = negative, CSF = Countercyclical Support Facility, LBL = LIBOR-based loan, LIBOR = London interbank offered rate, OCR = ordinary capital resources, PSCL = pool-based single currency loan, US = United States.

[a] Applicable to loans negotiated on or after 1 October 2007.
[b] Applicable to loans negotiated before 1 October 2007.
[c] In July 2018, the Board of Directors approved, for borrowers of US dollar PSCLs that do not have arrears with ADB, the continuation of the waiver of 20 basis points of the lending spread for all interest periods commencing from 1 July 2018 up to and including 31 December 2018.
[d] For LBLs and local currency loans (LCLs) for which formal loan negotiations were completed on or after 1 April 2012, a maturity premium is added to the contractual spread and applied for the entire life of the loan.
[e] Rebates or surcharges for all LBLs are determined in January and July every year on the basis of the actual average funding cost under or over LIBOR for the preceding 6 months. Information presented is applicable for the period 1 July – 31 December 2018.

Source: Asian Development Bank Treasury Department.

Concessional OCR loan terms. ADB offers concessional loans to help reduce poverty in ADB's poorest member countries. Table 7 shows the summary of lending terms on currently available concessional OCR loans.

Table 7: Concessional OCR Loan Terms

Terms	Concessional Assistance-only Countries [a]	OCR Blend Countries [b]	Emergency Assistance
A. Maturity (years) [c]	24 - 32	25	40
B. Grace period (years) [c]	8	5	10
C. Interest rate during the grace period [c]	1.0%	2.0%	1.0%
D. Interest rate during the amortization period [c]	1.5%	2.0%	1.0%
E. Principal repayment			
1. First 10 years after the grace period	Equal	Equal	2.0%[d]
2. Year thereafter	Equal	Equal	4.0%[d]

ADF = Asian Development Fund, OCR = ordinary capital resources
[a] Countries that are eligible for concessional OCR loans and/or ADF grants.
[b] Countries that are eligible for regular and concessional OCR loans.
[c] Applicable for projects which loan negotiations were completed on or after 1 January 2013.
[d] Principal repayment will be calculated based on the approved loan amount multiplied by the annual rate of 2.0% for the first 10 years after the grace period and 4.0% thereafter.
Source: Asian Development Bank Controller's Department.

Concessional loans were committed in SDR prior to the transfer of concessional lending operations from ADF to OCR. While the currency of disbursements and principal repayments were in SDR composite currencies, the currency of liability was in SDR. In order to simplify the currency management of concessional loans, in addition to SDR as a liability currency, concessional OCR loan borrowers may also choose a loan liability currency in a currency that is available under ADB's LIBOR-based product and is a currency that is available in the SDR basket, subject to ADB's confirmation of the availability of such currency. Eligible loans are all concessional OCR loans for which formal loan negotiations are completed on or after 1 January 2017. For the nine months ended 30 September 2018, nine borrowers signed 17 loan agreements totaling $1,205 million selecting USD as currency (five borrowers signed 10 loan agreements totaling $817 million selecting USD as currency – 2017).

The ADB Board of Governors adopted a resolution in 2008 for ADB to participate in the HIPC Initiative and to provide Afghanistan with debt relief for its concessional OCR loans (formerly ADF loans). The amount of debt relief including principal and interest was $106 million and was to be provided through a reduction of Afghanistan's debt service from July 2008 to February 2028. As of 30 September 2018, $28 million principal loan amount had been written off and $11 million interest revenue waived, bringing the remaining balance of the amount of debt relief to $67 million which composed of principal loan amount of $54 million and interest of $13 million. The write-off of the loan principal and interest of the HIPC-related loans will continue as and when loan service payments fall due until February 2028.

Nonsovereign loan terms. For nonsovereign loans, ADB applies market-based pricing to determine the lending spread, front-end fees, and commitment charges for each loan. The lending spread is intended to cover ADB's risk exposure to specific borrowers and projects and the front-end fee to cover the administrative costs incurred in loan origination. Front-end fees are typically 0.50% to 1.25% depending on the transaction. ADB applies a commitment fee (typically of 0.50% to 1.0% per year) on the undisbursed commitment.

LCLs are priced based on relevant local funding benchmarks or ADB's funding costs and a credit spread.

Investments for liquidity purpose. The OCR liquidity investment portfolio after swaps including securities purchased under resale arrangements and securities transferred under repurchase agreements amounted to $39,189 million as of 30 September 2018 ($36,461 million – 31 December 2017). The annualized rate of return on the total OCR investments portfolio excluding unrealized gains and losses on investments was 2.22% for the nine months ended 30 September 2018 (1.70% – 2017).

Borrowings. OCR borrowings after swaps as of 30 September 2018 amounted to $94,193 million ($88,766 million – 31 December 2017). The average cost of borrowings after swaps for the nine months ended 30 September 2018 was 2.13% (1.54% – 2017). For the nine months ended 30 September 2018, ADB issued $20,054 million in new medium and long-term borrowings ($25,567 million – 2017) and $5,408 million in short-term borrowings ($5,932 million – 2017).

D.   Capital Adequacy

ADB's most significant risk is the potential default of a large portion of its loan portfolio. Credit risk is measured in terms of both expected and unexpected losses. For expected losses, ADB holds loan loss reserves and provisions. For unexpected losses, ADB relies on its income-generating capacity and capital, which is a financial institution's ultimate protection against unexpected losses that may arise from credit and other risks.

12

For credit risk, ADB principally uses stress testing to assess the capacity of its capital to absorb unexpected losses. ADB generates thousands of potential portfolio scenarios and imposes credit shocks that are large enough to account for 99% of those scenarios. ADB then assesses the impact of these shocks on its capital by modeling the ratio of equity to loans over the next 5 years. In addition, ADB includes a countercyclical buffer to enable ADB to meet its AAA credit rating objective under all phases of the credit cycle. Aside from credit risks, ADB also computes capital requirements for risks related to equity investments, operations, interest rate, counterparty, currency and pension. As of 30 September 2018, ADB's capitalization remains robust.

E.   Equity and Headrooms

The total authorized capital of ADB is 10,638,933 shares valued at $148,439 million as of 30 September 2018. Subscribed capital is 10,614,853 shares valued at $148,104 million which consisted of $7,425 million paid-in and $140,679 million callable capital. Callable capital can be called only if required to meet ADB's obligations incurred on borrowings or guarantees under OCR. No call has ever been made on ADB's callable capital. The details of ADB's equity as of 30 September 2018 and 31 December 2017 are shown in Table 8.

Table 8: Details of Equity
($ million)

	30 September 2018	31 December 2017
Authorized (SDR106,389)[a]		
Subscribed (SDR106,149)	148,104	151,169
Less: Callable shares subscribed	140,679	143,591
Paid-in shares subscribed	7,425	7,578
Less: Other badjustments[b]	380	576
	7,045	7,002
Add: (1) One-time income from ADF assets transfer	30,748	30,748
(2) Other reserves[c]	12,337	12,519
Total Equity	50,130	50,269

ADF = Asian Development Fund, SDR = special draw ing right

[a] Equivalent to $148,439 million as of 30 September 2018.

[b] Comprises nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital and prepayment discount. (See OCR-1 of the Financial Statements.)

[c] Includes ordinary reserve, special reserve, loan loss reserve, surplus, and net income after appropriation less net notional amounts required to maintain value of currency holdings, cumulative revaluation adjustments and accumulated other comprehensive loss. (See OCR-1 of the Financial Statements.)

In March 2017, the Board of Governors approved the allocation of the one-time income of $30,748 million from the ADF assets transferred to OCR to ordinary reserve effective 1 January 2017, pursuant to Resolution No. 387.

The Charter allows the use of OCR for equity investments in an amount up to 10% of ADB's unimpaired paid-in capital actually paid up at any given time together with reserves and surplus, excluding special reserve (equity investment ceiling). ADB's lending limitation policy limits the total amount of disbursed loans, disbursed equity investments, and related prudential buffer, and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB's unimpaired subscribed capital, reserves, and surplus, excluding special reserves. In addition, ADB's borrowing policy limits ADB's gross outstanding borrowings to no more than the sum of callable capital of nonborrowing members, paid-in capital, and reserves (including surplus and special reserves).

As of 30 September 2018, ADB's equity investment headroom was $3,436 million ($3,478 million – 31 December 2017), lending headroom was $85,819 million ($93,487 million – 31 December 2017) and borrowing headroom was $52,268 million ($59,971 million – 31 December 2017).

In May 2018 and 2017, the Board of Governors approved the allocation of OCR's allocable net income for 2017 and 2016 amounting to $690 million and $488 million, respectively, after appropriation of guarantee fees to the special reserve and adjustment to loan loss reserve. Table 9 shows the details of OCR net income allocation.

Table 9: Allocation of OCR Net Income
($ million)

	2017	2016
Net Income	774	7
Appropriation of guarantee fee to special reserve	(21)	(18)
Adjustment to loan loss reserve	(14)	(15)
Adjustment (to) from cumulative translation adjustments	(49)	514
Allocable net income	**690**	**488**
Allocated to:		
Ordinary reserve	351	124
Special Funds		
Asian Development Fund	259	259
Technical Assistance Special Fund	80	60
Asia Pacific Disaster Response Fund	–	20
Climate Change Fund	–	15
Regional Cooperation and Integration Fund	–	10
Total Allocated Net Income	**690**	**488**

OCR = ordinary capital resources

III. SPECIAL FUNDS

In addition to OCR, ADB administers Special Funds consisting of the Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), including the Asian Currency Crisis Support Facility (ACCSF); ADB Institute (ADBI); the Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), Asia Pacific Disaster Response Fund (APDRF), and the Financial Sector Development Partnership Special Fund (FSDPSF). Financial statements for each Special Fund are prepared in accordance with US GAAP.

A. Asian Development Fund

The ADF was established in 1974 as ADB's concessional financing window for DMCs with per capita gross national income below the ADB operational cutoff and limited or low creditworthiness. It provided a multilateral source of concessional assistance dedicated exclusively to reducing poverty and improving the quality of life in Asia and the Pacific. The ADF had received contributions from 34 donors, regional and nonregional. Cofinancing with bilateral and multilateral development partners complements the ADF resources.

Effective 1 January 2017, ADB combined the ADF lending operations with OCR and retained the ADF as a grant-only operation. ADB continues concessional lending on the same terms and conditions under the expanded OCR.

ADF 12 Replenishment. In July 2016, the Board of Governors adopted the resolution to provide for the 11th replenishment of the ADF and the sixth regularized replenishment of the TASF (ADF 12) which became effective on 30 May 2017. The replenishment will finance ADB's grant program from 2017 to 2020 to provide critical financial support to fight poverty in the Asia and Pacific region. As of 30 September 2018, the total replenishment size was $3,805 million, of which 68% comes from donor contributions totaling $2,587 million, OCR allocable net income transfer of $1,038 million[6], and income from investments for liquidity purpose of $180 million. Of the donor contributions, ADB has already received all instruments of contributions (IOCs) from 31 donors totaling $2,587 million, including $304 million qualified contributions.[7]

Contributed resources. As of 30 September 2018, the ADF's share (net of TASF allocation) in the IOCs acknowledged for the ADF 12 amounted to $2,239 million, of which $1,066 million was already made available for operational commitments.

Total contributions not yet available for operational commitments amounting to $1,533 million comprise: (i) installments not yet due; (ii) unpaid qualified contributions; (iii) received contributions from donors who exercised pro-rata rights based on qualified contributions; (iv) contributions received in advance; and (v) unamortized discounts on accelerated notes encashments (ANE).

The balance of commitment authority available for commitment as of 30 September 2018 was $918 million ($517 million – 31 December 2017).

In June 2018, following the Board of Governors' approval, OCR transferred $259 million to the ADF as part of OCR's 2017 net income allocation.

---

[6] Subject to the approval of the Asian Development Bank's Board of Governors.
[7] US dollar equivalent based on the Board of Governors' Resolution No. 382 rates.

Grants. Grants are recognized in the financial statements upon effectivity, i.e., when the agreements are signed and all conditions are satisfied. During the period, net grants expensed amounted to $654 million ($251 million – 2017), consisting of 17 grants that became effective totaling $658 million (20 grants totaling $435 million – 2017) and $4 million ($184 million – 2017) write-back of undisbursed commitments for savings on financially closed and/or cancelled projects.

For the nine months ended 30 September 2018, 18 grants were committed amounting to $808 million (12 grants totaling $103 million – 2017).

Investments for liquidity purpose. The investment portfolio, including securities purchased under resale arrangements, amounted to $3,457 million as of 30 September 2018 ($2,945 million – 31 December 2017). About 73% was invested in fixed income securities and 27% of the portfolio was placed in bank deposits. The annualized rate of return on the total investment portfolio, excluding unrealized gains and losses, was 1.92% for the nine months ended 30 September 2018 (1.58% – 2017).

B.   Technical Assistance Special Fund

The TASF was established to provide TA on a grant basis to ADB's DMCs, and the region.

TASF Sixth Regularized Replenishment. In July 2016, as part of the ADF 12 replenishment, the donors agreed to allocate $461 million of the total replenishment size as the sixth regularized replenishment of the TASF. The replenishment, which became effective on 30 May 2017, covers TA financing for 2017-2020.

Contributed resources. As of 30 September 2018, out of the amount allocated to the TASF from the ADF 12, a total of $461 million in donor commitments have been acknowledged, of which, $216 million has been received.

As of 30 September 2018, total TASF resources amounted to $3,064 million, of which $2,643 million was committed, leaving an uncommitted balance of $421 million ($399 million – 31 December 2017).

In June 2018, following the Board of Governors' approval, OCR transferred $80 million to the TASF as part of its 2017 net income allocation.

Operations. During the period, TA expensed net of write-back amounted to $90 million ($90 million – 2017), consisting of 94 TA projects and 39 supplementary TAs that became effective totaling $109 million, net of $19 million write-back of undisbursed balance for completed and cancelled TA projects (81 TA projects and 50 supplementary TAs totaling $106 million and $16 million write-back – 2017). The undisbursed TAs net of TA advances decreased to $376 million as of 30 September 2018 ($389 million – 31 December 2017).

Investments for liquidity purpose. As of 30 September 2018, the total investment portfolio amounted to $432 million, ($312 million – 31 December 2017), all of which were in time deposits. Total revenue from investments for the nine months ended 30 September 2018 amounted to $5 million ($2 million – 2017).

16

C.   Japan Special Fund

The JSF was established in 1988 to help DMCs of ADB restructure their economies and broaden the scope of opportunities for new investments, mainly through TA operations.

Contributed resources. As of 30 September 2018, Japan's cumulative contribution to the fund amounted to $974 million (¥113 billion), $903 million of which had been committed, leaving an uncommitted balance of $71 million ($70 million – 31 December 2017).

Operations. No new TA projects or grants were made effective during the nine months ended 30 September 2018 and 2017. As of 30 September 2018, there is no undisbursed TA balance reported ($0.4 million – 31 December 2017).

Investments for liquidity purpose. As of 30 September 2018, the total investment of JSF was $69 million ($69 million – 31 December 2017) and $38 million for ACCSF ($37 million – 31 December 2017).

Asian Currency Crisis Support Facility (ACCSF). The ACCSF was established in March 1999 for a three-year period as an independent component of the JSF and was terminated on 22 March 2002. Subject to the Government of Japan's instruction, the remaining funds of $38 million as of 30 September 2018 have been retained in the ACCSF and invested in time deposits.

D.   ADB Institute

ADBI was established in 1996 as a subsidiary body of ADB, whose objectives are the identification of effective development strategies and capacity improvements for sound development management in DMCs.

The costs for operating the Institute are met from ADBI, which is administered by ADB in accordance with the Statute of ADB Institute. As of 30 September 2018, the balance of net current assets excluding property, furniture, and equipment available for future projects and programs was $10 million ($12 million – 31 December 2017).

E.   Regional Cooperation and Integration Fund

The RCIF was established on 26 February 2007 in response to the increasing demand for regional cooperation and integration activities among ADB's member countries in Asia and the Pacific.

Contributed resources. As of 30 September 2018, total resources of the fund amounted to $73 million, $61 million of which has been committed, leaving an uncommitted balance of $12 million ($14 million – 31 December 2017).

Operations. During the period, three TA projects and one supplementary TA totaling $3.3 million (one TA project and one supplementary TA amounting to $1 million – 2017) became effective, and $0.6 million of financially completed and/or cancelled projects was written-back ($1.1 million – 2017). The balance of undisbursed TAs net of TA advances as of 30 September 2018 amounted to $7 million ($7 million – 31 December 2017).

Investments for liquidity purpose. As of 30 September 2018, the total investment portfolio amounted to $17 million ($20 million – 31 December 2017).

F.   Climate Change Fund

The CCF was established on 7 April 2008 to facilitate greater investments in the DMCs to address the causes and consequences of climate change in combination with ADB assistance in related sectors.

Contributed resources. As of 30 September 2018, total resources of the fund amounted to $76 million, $57 million of which has been committed, leaving an uncommitted balance of $19 million ($20 million – 31 December 2017).

Operations. During the period, two TA projects and two supplementary TAs became effective totaling $1.9 million (one TA project amounting to $0.6 million – 2017) and $0.3 million undisbursed amounts were written back ($0.6 million – 2017). The balance of undisbursed TAs and grants, net of advances as of 30 September 2018 amounted to $8 million ($8 million – 31 December 2017).

Investments for liquidity purpose. As of 30 September 2018, the total investment portfolio amounted to $26 million ($26 million – 31 December 2017).

G.   Asia Pacific Disaster Response Fund

The APDRF was established on 1 April 2009 to provide timely incremental grant resources to DMCs affected by natural disasters.

Contributed resources. As of 30 September 2018, total resources of the fund amounted to $81 million, $57 million of which has been committed, leaving an uncommitted balance of $24 million ($26 million – 31 December 2017).

Operations. During the period, three grants became effective totaling to $2.5 million (one grant amounting to $2 million – 2017) and $0.1 million undisbursed amounts were written back (nil – 2017).

Investments for liquidity purpose. As of 30 September 2018, the total investment portfolio amounted to $20 million ($22 million – 31 December 2017).

H.   Financial Sector Development Partnership Special Fund

The FSDPSF was approved by the Board of Directors and established on 31 January 2013 to strengthen regional, subregional, and national financial systems in Asia and the Pacific.

Contributed resources. As of 30 September 2018, total resources of the fund amounted to $15 million, $11 million of which has been committed, leaving an uncommitted balance of $4 million ($5 million – 31 December 2017).

Operations. During the period, three TA projects and one supplementary TA became effective totaling to $1.7 million (two TA and one supplementary TA totaling to $1. 6 million – 2017) and $0.1 million undisbursed amounts were written back ($0.2 million – 2017). The balance of undisbursed TAs net of advances as of 30 September 2018 amounted to $6 million ($5 million – 31 December 2017).

Investments for liquidity purpose. As of 30 September 2018, the total investment portfolio amounted to $7 million ($7 million – 31 December 2017).

ORDINARY CAPITAL RESOURCES
CONDENSED MANAGEMENT REPORTING BALANCE SHEETS

As of 30 September 2018 and 31 December 2017

($ million)

Item	30 September 2018 Statutory Reporting Basis	30 September 2018 Adjustments[a]	30 September 2018 Management Reporting Basis	31 December 2017 Management Reporting Basis
Due from banks	1,185	–	1,185	964
Investments for liquidity purpose	38,642	–	38,642	36,478
Securities transferred under repurchase arrangements	72	–	72	393
Securities purchased under resale agreements	288	–	288	170
Loans outstanding — operations	104,331	–	104,331	101,012
Net unamortized loan origination costs and allowance for loan losses	(115)	–	(115)	(4)
Equity investments — operations	1,259	(243)	1,016	1,118
Other debt securities — operations	305	–	305	236
Accrued interest receivable	867	–	867	579
Derivative assets				
Borrowings	24,296	(305)	23,991	18,666
Investments for liquidity purpose	12,687	(59)	12,628	12,730
Loans — operations	8,216	(311)	7,905	8,184
Other assets	539	365	904	1,168
TOTAL	**192,572**	**(553)**	**192,019**	**181,694**
Borrowings and accrued interest	90,079	1,306	91,385	87,128
Derivative liabilities				
Borrowings	28,335	(1,807)	26,528	19,977
Investments for liquidity purpose	12,500	(53)	12,447	12,918
Loans — operations	8,436	(427)	8,009	8,538
Payable under securities repurchase agreements	75	–	75	393
Payable for swap related collateral	131	–	131	240
Accounts payable and other liabilities	2,886	–	2,886	1,346
Total Liabilities	**142,442**	**(980)**	**141,462**	**130,540**
Paid-in capital	7,045	365	7,410	7,563
Net notional maintenance of value receivable	(1,558)	–	(1,558)	(1,564)
Ordinary reserve	43,441	2	43,443	43,092
Special reserve	378	–	378	361
Loan loss reserve	201	–	201	187
Surplus	1,065	–	1,065	1,065
Cumulative revaluation adjustments account	(132)	132	–	–
Unallocated net income[b]	559	84	643	704
Accumulated other comprehensive loss	(869)	(156)	(1,025)	(254)
Total Equity	**50,130**	**427**	**50,557**	**51,154**
TOTAL	**192,572**	**(553)**	**192,019**	**181,694**

– = nil, ( ) = negative.

[a] Includes reversal of unrealized gains or losses from fair value adjustments associated with certain financial instruments, unrealized proportionate share of income or loss from equity investments accounted for under equity method, and nonnegotiable and noninterest-bearing demand obligations on account of subscribed capital.

[b] Unallocated net income after appropriation of guarantee fees to the Special Reserve.

Financial Statements

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED BALANCE SHEET
30 September 2018 and 31 December 2017
Expressed in Millions of US Dollars

ASSETS

	30 September (Unaudited)		31 December (Audited)	
DUE FROM BANKS		$ 1,185		$ 964
INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C, D, and O)		38,642		36,478
SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENT (Notes D, E, and O)		72		393
SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS (Notes D, E, and O)		288		170
LOANS OUTSTANDING — OPERATIONS (Notes F and O) (Including net unamortized loan origination costs of $120 — 30 September 2018 and $114 — 31 December 2017)				
Sovereign				
Regular	$ 70,693		$ 66,625	
Concessional (Note C)	28,358		29,186	
	99,051		95,811	
Nonsovereign	5,401		5,315	
	104,452		101,126	
Less—allowance for loan losses	236	104,216	118	101,008
EQUITY INVESTMENTS — OPERATIONS (Notes H and O)		1,259		1,185
OTHER DEBT SECURITIES — OPERATIONS (Notes I and O)		305		236
ACCRUED INTEREST RECEIVABLE (Note C)		867		579
DERIVATIVE ASSETS (Notes J and O)				
Borrowings	24,296		19,278	
Investments for liquidity purpose	12,687		12,777	
Loans — Operations	8,216	45,199	8,706	40,761
OTHER ASSETS				
Property, furniture, and equipment	173		168	
Investment related receivables	37		—	
Swap related collateral (Notes J and O)	131		240	
Miscellaneous (Notes G, K, and O)	198	539	199	607
TOTAL		**$ 192,572**		**$ 182,381**

The accompanying notes are an integral part of these condensed financial statements (OCR-6).

LIABILITIES AND EQUITY

	30 September (Unaudited)		31 December (Audited)	
BORROWINGS (Notes L and O)				
At amortized cost	$ 2,720		$ 4,481	
At fair value	87,359	$ 90,079	82,800	$ 87,281
DERIVATIVE LIABILITIES (Notes J and O)				
Borrowings	28,335		20,763	
Investments for liquidity purpose	12,500		12,964	
Loans — Operations	8,436	49,271	9,125	42,852
PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS (Notes D, E, and O)		75		393
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables	1,531		4	
Swap related collateral (Notes J and O)	131		240	
Accrued pension and postretirement medical benefit costs	1,196		1,189	
Miscellaneous (Notes G, K, and O)	159	3,017	153	1,586
Total Liabilities		142,442		132,112
EQUITY (OCR-4)				
Capital Stock (Note M)				
Authorized (SDR106,389)				
Subscribed (SDR106,149)	148,104		151,169	
Less—"callable" shares subscribed (SDR100,827)	140,679		143,591	
"Paid-in" shares subscribed (SDR5,322)	7,425		7,578	
Less—discount	15		15	
	7,410		7,563	
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital (Note M)	(365)	7,045	(561)	7,002
Net notional amounts required to maintain value of currency holdings	(1,558)		(1,564)	
Ordinary reserve (Note M)				
From ADF assets transfer (Note C)	$ 30,748		$ 30,748	
From retained earnings	12,693	43,441	12,342	43,090
Special reserve		378		361
Loan loss reserve		201		187
Surplus		1,065		1,065
Cumulative revaluation adjustments account		(132)		(426)
Net income after allocation to ordinary reserve and appropriation to special reserve (Note C)				
For the calendar year 2017		–		753
For the nine months ended 30 September 2018 (OCR-2)		559		–
Accumulated other comprehensive loss (Note M)	(869)	43,085	(199)	43,267
Total Equity		50,130		50,269
TOTAL		$ 192,572		$ 182,381

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF INCOME AND EXPENSES—UNAUDITED
For the Nine Months Ended 30 September 2018 and 2017
Expressed in Millions of US Dollars

	2018	2017
REVENUE (Note N)		
Loans — operations (Notes F and J)	$ 1,947	$ 1,395
Investments for liquidity purpose (Notes D and J)	685	425
Equity investments — operations	22	33
Guarantees — operations	17	16
Other debt securities — operations	18	16
Other sources—net	36	25
TOTAL REVENUE	2,725	1,910
EXPENSES (Note N)		
Borrowings and related expenses (Note J)	(1,539)	(894)
Administrative expenses (Note M)	(421)	(410)
Provision for loan losses—net (Note F)	(121)	(8)
Other expenses	(8)	(7)
TOTAL EXPENSES	(2,089)	(1,319)
NET REALIZED (LOSSES) GAINS		
Investments for liquidity purpose (Notes D, J, M, and N)	(18)	18
Equity investments — operations (Note N)	91	(2)
Other debt securities — operations (Note N)	(48)	–
Borrowings (Note J)	0	1
NET REALIZED GAINS	25	17
NET UNREALIZED (LOSSES) GAINS (Notes H, J, and N)		
Fair value changes	(9)	(79)
Reclassification of unrealized gains on divested equity investment	(76)	–
Translation adjustments of nonfunctional currencies	(0)	2
NET UNREALIZED LOSSES	(85)	(77)
ONE-TIME INCOME FROM ADF ASSETS TRANSFER (Note C)	–	30,748
NET INCOME	$ 576	$ 31,279

ADF = Asian Development Fund.
The accompanying notes are an integral part of these condensed financial statements (OCR-6).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF COMPREHENSIVE INCOME—UNAUDITED
For the Nine Months Ended 30 September 2018 and 2017
Expressed in Millions of US Dollars

	2018		2017	
NET INCOME (OCR-2)		$ 576		$ 31,279
Other comprehensive (loss) income (Note M)				
Unrealized holding (losses) gains	$ (187)		$ 118	
Currency translation adjustments	(382)		1,119	
Pension/postretirement liability adjustments	45	(524)	43	1,280
COMPREHENSIVE INCOME		$ 52		$ 32,559

The accompanying notes are an integral part of these condensed financial statements (OCR-6).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CHANGES IN EQUITY—UNAUDITED
For the Nine Months Ended 30 September 2018 and 2017
Expressed in Millions of US Dollars

	2018	2017
Balance, beginning of period	$ 50,269	$ 17,214
Cumulative effect adjustment of ASU 2016-01 (Note B)		
Cumulative revaluation adjustments account	245	—
Accumulated other comprehensive loss	(146)	—
Comprehensive income for the period (OCR-3)	52	32,559
Return of set-aside resources	—	64
Encashment of demand obligations	177	152
Change in US dollar value on		
Paid-in capital	(153)	366
Demand obligations	19	(33)
Net notional maintenance of value receivable	6	(68)
Allocation of prior year net income to		
Asian Development Fund	(259)	(259)
Technical Assistance Special Fund	(80)	(60)
Asia Pacific Disaster Response Fund	—	(20)
Climate Change Fund	—	(15)
Regional Cooperation and Integration Fund	—	(10)
Balance, end of period	$ 50,130	$ 49,890

ASU = Accounting Standard Update.
The accompanying notes are an integral part of these condensed financial statements (OCR-6).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Nine Months Ended 30 September 2018 and 2017
Expressed in Millions of US Dollars

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest and other charges received on loans — operations	$ 1,569	$ 1,153
Interest received on investments for liquidity purpose	547	412
Interest paid for securities purchased under resale/repurchase arrangement	(1)	(1)
Interest and other charges received on debt securities	12	9
Dividends received on equity investments	4	2
Interest and other financial expenses paid	(1,389)	(857)
Administrative expenses paid	(385)	(472)
Others—net	59	46
Net Cash Provided by Operating Activities	416	292
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales of investments for liquidity purpose	1,192	11,399
Maturities of investments for liquidity purpose	188,087	195,109
Purchases of investments for liquidity purpose	(190,683)	(212,353)
Receipts from securities purchased under resale arrangements	34,906	23,090
Payments for securities purchased under resale arrangements	(35,024)	(23,044)
Principal collected on loans — operations	4,948	4,130
Loans — operations disbursed	(8,782)	(6,514)
Receipts from derivatives	18	(15)
Payments for derivatives	(23)	(38)
Property, furniture, and equipment acquired	(22)	(16)
Purchases of equity investments — operations	(122)	(161)
Purchases of other debt securities — operations	(147)	(75)
Sales of equity investments — operations	161	20
Net Cash Used in Investing Activities	(5,491)	(8,468)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from new borrowings	25,547	31,631
Borrowings redeemed	(19,483)	(21,633)
Issuance expenses paid	(27)	(38)
Demand obligations of members encashed	176	152
Receipts from derivatives	36	22
Payments for derivatives	(593)	(1,172)
Change in swap related collateral	(108)	(366)
Resources transferred to Technical Assistance Special Fund	(80)	(60)
Resources transferred to Asian Development Fund	(259)	(259)
Resources transferred to Asia Pacific Disaster Response Fund	–	(20)
Resources transferred to Climate Change Fund	–	(15)
Resources transferred to Regional Cooperation and Integration Fund	–	(10)
Net Cash Provided by Financing Activities	5,209	8,232
Effect of Exchange Rate Changes on Cash	(22)	(6)
Net Increase in Cash	112	50
Cash at Beginning of Period		
Due from Banks	964	661
Swap Related Collateral	240	605
Total	1,204	1,266
Cash at End of Period		
Due from Banks	1,185	1,077
Swap Related Collateral	131	239
Total	$ 1,316	$ 1,316

The accompanying notes are an integral part of these condensed financial statements (OCR-6).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2018 and 2017
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2017 audited financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2018 and 2017 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosed contingent liabilities at the end of the period and the reported amounts of revenues and expenses during the period. The actual results could differ from those estimates.

The currencies of all members and special drawing right (SDR) comprise the functional currencies of OCR as these are the currencies of the primary economic environments in which ADB operates. The reporting currency is the US dollar, and the financial statements are expressed in US dollars.

Derivative Financial Instruments

ADB reports all derivative transactions in accordance with Accounting Standards Codification (ASC) 815, "Derivatives and Hedging." ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of ASC 815 hedging criteria does not make fully evident ADB's risk management strategies. All derivative instruments, as defined by ASC 815, have been marked to fair value (FV), and all changes in FV have been recognized in net income. ADB records derivatives in the Balance Sheet as either assets or liabilities measured at FV, consistent with the legal rights and way the instruments are settled. Individual interest rate swaps under the Master Agreement of the International Swaps and Derivatives Association (ISDA), absent of local market constraints, are recorded on a net basis, while all other swaps, including cross currency and foreign exchange swaps, are recorded on a gross basis.

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurement" defines FV as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

The Fair Value Option

ADB has adopted the FV Option subsections of ASC 825, "Financial Instruments" (ASC 825 or the FV Option). ASC 825 permits the measurement of eligible financial assets, financial liabilities, and firm commitments at FV on an instrument-by-instrument basis, that are not otherwise permitted to be accounted for at FV under other accounting standards. The election to use the FV Option is available when an entity first recognizes a financial asset or liability or upon entering into a firm commitment.

In adopting ASC 825, ADB elected to record and report at FV borrowings that are swapped or intended to be swapped in the future and selected borrowings that have floating interest rates. This election allows ADB to

continued

apply a consistent accounting treatment between borrowings and their related swaps. ADB continues to report its loans and fixed rate borrowings, including legacy borrowings that do not have associated swaps at amortized cost and reports most of its investments (except time deposits that are recorded at cost) at FV.

Fair Value Hierarchy

ASC 820 establishes an FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB's financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting and Reporting Developments

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2014-09 *"Revenue from Contracts with Customers (Topic 606)"* to improve financial reporting by creating common revenue recognition guidance for US GAAP and the International Financial Reporting Standards. In 2016, ASUs 2016-08, 2016-10, 2016-12 and 2016-20 were issued to clarify the implementation guidance on principal versus agent considerations, on identifying performance obligations and licensing, on assessing collectability, noncash consideration, and completed contracts and contract modifications at transition, and to clarify the Codification and correct unintended application of the guidance, respectively. These updates became effective on 1 January 2018 but did not have a material impact on OCR's financial statements.

In January 2016 and February 2018, the FASB issued ASUs 2016-01 and 2018-03, *"Financial Instruments— Overall (Subtopic 825-10) – Recognition and Measurement of Financial Assets and Financial Liabilities."* Specifically, these updates (i) require that equity investments be measured at FV and recognize FV changes through net income, (ii) amend certain disclosure requirements associated with the FV of financial instruments, and (iii) require entities to present separately in other comprehensive income the portion of the total change in the FV resulting from a change in the instrument-specific credit risk of liabilities that an entity has elected to measure at FV in accordance with the FV option. These updates became effective on 1 January 2018. The cumulative effects of adopting the new ASUs are: $99 million increase in Equity Investment, $245 million increase in Cumulative Revaluation Adjustments account, and $146 million decrease in the Accumulated other comprehensive income account. Changes in the disclosure requirements have been incorporated in Notes F, H, I, and M.

In February 2016, the FASB issued ASU 2016-02, *"Leases (Topic 842),"* which requires lessees to recognize lease assets and lease liabilities for the rights and obligations arising from operating leases with terms more than 12 months. This also requires qualitative and specific quantitative disclosures. In August 2018, ASUs 2018-10 and 2018-11 were issued to make targeted improvements to Topic 842, Leases. These Updates are effective for ADB on 1 January 2019 where requirements of the new leases standard will only be applied at the adoption date and a cumulative-effect adjustment to the opening balance of retained earnings will be recognized in the period of adoption. ADB is currently assessing the impact of this ASU on OCR's financial statements and anticipates that the initial application will result in changes to accounting policies and additional disclosures. It is currently impracticable to disclose any further information on the known or

continued

reasonably estimable impact to OCR's financial statements in the period of initial application as its detailed assessment has not been completed yet.

In June 2016, the FASB issued ASU 2016-13, *"Financial Instruments – Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments,"* replacing the incurred loss impairment methodology with a methodology that reflects expected credit losses on financial instruments and other commitments to extend credit. This update is effective for ADB on 1 January 2020. Amendments in this update will be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. ADB is currently assessing the impact of this ASU on OCR's financial statements and anticipates that the initial application will result in changes to the accounting policies and additional disclosures relating to loans, guarantees, available for sale and held-to-maturity securities. It is currently impracticable to disclose any further information on the known or reasonably estimable impact to OCR's financial statements in the period of initial application as its detailed assessment has not been completed yet.

In August and November 2016, FASB issued two ASUs related to statement of cash flows: (i) ASU 2016-15, *"Statement of Cash Flows (Topic 230) – Classification of Certain Cash Receipts and Cash Payments,"* which provides guidance for eight specific cash flow issues, where current standards are either unclear or deficient, and (ii) ASU 2016-18, *"Statement of Cash Flows (Topic 230) – Restricted Cash,"* which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash and restricted cash equivalents. These updates became effective on 1 January 2018 and are reflected in OCR-5.

In March 2017, the FASB issued the following ASUs: (i) ASU 2017-07 *"Compensation—Retirement Benefits (Topic 715) – Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost"* which requires employers to report the service cost component of net periodic pension cost (NPPC) as compensation cost and the other NPPC components (e.g. interest cost, expected return on plan assets and recognized actuarial gain/loss) outside of income from operations on the income statement or be disclosed in the notes to the financial statements. The amendment also allows only the service cost component of NPPC to be eligible for capitalization when applicable. This update became effective on 1 January 2018 but did not have a material impact on OCR's financial statements; and (ii) ASU 2017-08 *"Receivables – Nonrefundable Fees and Other Costs (Subtopic 310-20) – Premium Amortization on Purchased Callable Debt Securities"* which require the premium on callable debt securities to be amortized at the earliest call date. This update intends to align more closely with the amortization period of premiums and discounts to expectations incorporated in market pricing on the underlying securities. The amendments in this update are effective for ADB on 1 January 2019. This update is not expected to have a material impact on OCR's financial statements on effectivity.

In August 2018, the FASB issued the following ASUs as part of its disclosure framework project that is based on the newly issued FASB Statement of Financial Accounting Concepts No. 8 *"Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements":* (i) ASU 2018-13 *"Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement"* which modify and aims to improve the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement. This amendment is effective for ADB on 1 January 2020; and (ii) ASU 2018-14 *"Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20)—Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans"* which remove disclosures that no longer are considered cost-beneficial, clarify the specific requirements of disclosures, and add disclosure requirements identified as relevant. This amendment is effective for ADB on 1 January 2021. ADB is currently assessing the impact of these ASUs on OCR's financial statements.

In August 2018, the FASB issued ASU 2018-15, *"Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract"* which align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that

continued

include an internal-use software license). This amendment is effective for ADB on 1 January 2020 where requirements should be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. ADB is currently assessing the impact of this ASU on OCR's financial statements.

NOTE C—TRANSFER OF ADF LOANS AND OTHER ASSETS TO OCR

Effective 1 January 2017, ADB transferred loans and other assets totaling $30,812 million from the Asian Development Fund (ADF) to OCR in accordance with the Board of Governors' Resolution No. 372 authorizing the termination of ADF's lending operations. From then on, concessional lending to lower-income countries continued from the OCR.

The transferred ADF assets comprised loans including accrued interest totaling $27,088 million and liquid assets totaling $3,724 million. Except for the $64 million return of set-aside resources, the rest of the transferred assets was treated as a contribution from ADF to OCR and recognized as a one-time income of $30,748 million in OCR, which has been allocated to ordinary reserves effective 1 January 2017, following the adoption of the Board of Governors' Resolution No. 387 dated 15 March 2017. The contribution part amounting to $30,748 million and the fair value adjustment on the loans amounting to $281 million were recognized as one-time loss of $31,029 million in ADF (See Note M).

The proportionate share of ADF donors in the transferred assets as of 1 January 2017, taking into account the value of paid-in donor contributions that have been made available for operational commitments which are deemed by ADB to be applied for the transferred assets, was determined in accordance with Article V of the Regulations of the Asian Development Fund. Under Board of Governors' Resolution No. 372, the proportionate share of an ADF donor will be taken into account in the event of the withdrawal of that donor from ADB and ADB's repurchase of its shares, and in the theoretical termination of ADB operations and liquidation of its assets. The value of each donor's paid-in contributions was fixed in US dollars based on the special drawing right value of each donor contribution as of 1 January 2017. This was then used to determine the sources of funds in the transferred assets, as summarized in the following table.

Source of Funds in ADF	$ million	%	Source of Funds in ADF	$ million	%
Donor Contributions					
Australia	$ 2,213	7.18	Malaysia	24	0.08
Austria	257	0.83	Nauru	0	0.00
Belgium	231	0.75	The Netherlands	716	2.32
Brunei Darussalam	17	0.06	New Zealand	157	0.51
Canada	1,889	6.13	Norway	266	0.86
China, People's Republic of	84	0.27	Portugal	79	0.26
Denmark	242	0.79	Singapore	18	0.06
Finland	180	0.58	Spain	432	1.40
France	1,270	4.12	Sweden	436	1.42
Germany	1,679	5.45	Switzerland	359	1.17
Hong Kong, China	93	0.30	Taipei,China	90	0.29
India	24	0.08	Thailand	15	0.05
Indonesia	14	0.05	Turkey	114	0.37
Ireland	79	0.26	United Kingdom	1,440	4.67
Italy	1,099	3.57	United States	4,060	13.18
Japan	11,197	36.34	**Subtotal**	**29,309**	**95.13**
Kazakhstan	4	0.01	**OCR Net Income Transfers**	**1,439**	**4.67**
Korea, Republic of	484	1.57	**Set-Aside Resources**	**64**	**0.20**
Luxembourg	47	0.15	**Total**	**$ 30,812**	**100.00**

0 = about $0.3 million, 0.00 = 0.001%.

continued

NOTE D—INVESTMENTS FOR LIQUIDITY PURPOSE

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

All investment securities and negotiable certificates of deposit held by ADB are considered by Management to be "Available for Sale" (AFS) and are reported at FV. Unrealized gains and losses are reported in EQUITY as part of Accumulated other comprehensive loss. Realized gains and losses are reported in the Statement of Income and Expenses under NET REALIZED (LOSSES) GAINS from investments for liquidity purpose and are measured by the difference between amortized cost and the net proceeds of the sale using the specific identification method for internally managed investment portfolio and the weighted average cost method for externally managed investment portfolio.

Interest income on investment securities and time deposits is recognized as earned and reported, net of amortizations of premium and discounts.

Unrealized losses on investment securities are assessed to determine whether the impairment is deemed to be other than temporary. If the impairment is deemed to be other than temporary, the investment is written down to the impaired value, which becomes the new cost basis of the investment. Impairment losses are not reversed for subsequent recoveries in the value of the investment, until it is sold.

ADB may engage in securities lending of government or government-guaranteed obligations and corporate obligations, for which ADB receives a guarantee from the securities custodian and a fee. Transfers of securities by ADB to counterparties are not accounted for as sales as the accounting criteria for the treatment of a sale have not been met. These securities are available to meet ADB's obligation to counterparties. Included in investments as of 30 September 2018 were securities transferred under securities lending arrangements of government or government-guaranteed obligations totaling $21 million ($49 million – 31 December 2017).

Effective 1 January 2017, liquid assets totaling $3,724 million were transferred from ADF to OCR as part of the termination and transfer of ADF concessional lending operations to OCR (See Note C).

The estimated FV and amortized cost of the investments by contractual maturity as of 30 September 2018 and 31 December 2017 are as follows:

($ million)

| | 30 September 2018 | | 31 December 2017 | |
	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost
Due in one year or less	$ 16,195	$ 16,202	$ 15,066	$ 15,066
Due after one year through five years	21,740	22,218	20,210	20,458
Due after five years through ten years	648	675	1,129	1,130
Due after ten years through fifteen years	59	65	73	72
Total	$ 38,642	$ 39,160	$ 36,478	$ 36,726

continued

Additional information relating to investments for liquidity purpose in government or government-guaranteed obligations and other securities classified as available for sale are as follows:

($ million)

As of	30 September 2018	31 December 2017
Amortized cost	$ 32,874	$ 31,311
Estimated fair value	32,356	31,063
Gross unrealized gains	19	31
Gross unrealized losses	(537)	(279)

For the nine months ended 30 September:	2018	2017
Change in net unrealized (losses) gains from prior period	$ (270)	$ 60
Proceeds from sales	1,192	11,399
Gross gain on sales	0	33
Gross loss on sales	(18)	(15)

0 = less than $0.5 million.

The table below shows the gross unrealized losses and fair value of investments with unrealized losses that are not deemed to be other-than-temporary impairment, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of 30 September 2018 and 31 December 2017. There were 144 government or government-guaranteed obligations (82 – 31 December 2017), and 134 corporate obligations (75 – 31 December 2017) that have been in a continuous losses for over one year representing 34.55% (20.76% – 31 December 2017) of the total investments.

($ million)

	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
As of 30 September 2018						
Government or government- guaranteed obligations	$ 12,542	$ 118	$ 13,122	$ 403	$ 25,664	$ 521
Other securities						
Corporate obligations	963	9	229	7	1,192	16
Total	$ 13,505	$ 127	$ 13,351	$ 410	$ 26,856	$ 537
As of 31 December 2017						
Government or government- guaranteed obligations	$ 20,284	$ 112	$ 7,478	$ 162	$ 27,762	$ 274
Other securities						
Corporate obligations	520	3	94	2	614	5
Total	$ 20,804	$ 115	$ 7,572	$ 164	$ 28,376	$ 279

continued

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets as of 30 September 2018 and 31 December 2017 is as follows:

($ million)

| | Total | | Fair Value Measurements | | | | | |
			Level 1		Level 2		Level 3	
30 September 2018								
Investments for liquidity purpose								
Government or government-								
guaranteed obligations	$	30,750	$	27,514	$	3,236	$	–
Time deposits		6,286		–		6,286		–
Other securities		1,606		1,180		426		–
Securities transferred under								
repurchase agreements		72		72		–		–
Securities purchased under								
resale arrangements		288		–		288		–
Total at fair value	$	39,002	$	28,766	$	10,236	$	–
31 December 2017								
Investments for liquidity purpose								
Government or government-								
guaranteed obligations	$	30,028	$	27,520	$	2,508	$	–
Time deposits		5,415		–		5,415		–
Other securities		1,035		1,009		26		–
Securities transferred under								
repurchase agreements		393		393		–		–
Securities purchased under								
resale arrangements		170		–		170		–
Total at fair value	$	37,041	$	28,922	$	8,119	$	–

If available, active market quotes are used to assign fair values to investment securities and related financial assets. These include most government or government-guaranteed obligations and corporate obligations. Investments and related financial assets where active market quotes are not available are categorized as Level 2 or Level 3, and valuation is provided by independent valuation services, custodians, and asset managers, or based on discounted cash flow model using market observable inputs, such as interest rates, foreign exchange rates, basis spreads, cross currency rates, volatilities, and unobservable inputs, such as option adjusted spreads, and other techniques. Time deposits are reported at cost, which approximates FV.

OCR's INVESTMENTS FOR LIQUIDITY PURPOSE are governed by the Investment Authority approved by the Board of Directors. The asset and liability management committee and risk committee are involved in overseeing the activities and performance of the investment portfolio. ADB maintains documented processes and internal controls to value the investment securities and financial assets. The data management unit in the treasury department is responsible for providing the valuation in accordance with the business process. In instances where ADB relies primarily on prices from third party pricing information, there are procedures in place to validate the appropriateness of those values in determining the hierarchy levels. This involves evaluating the nature of prices provided by third party pricing sources to determine if they are indicative or binding prices.

continued

The table below provides the details of transfers between Levels 1 and 2, which are attributed to the availability or absence of market quotes for the nine months ended 30 September 2018 and for the year ended 31 December 2017:

($ million)

| | 30 September 2018 | | 31 December 2017 | |
	Level 1	Level 2	Level 1	Level 2
Investments for liquidity purpose				
Government or government-guaranteed obligations				
Transfers into (out of)	$ 164	$ (164)	$ 35	$ (35)
Transfers (out of) into	(293)	293	(327)	327
Corporate obligations				
Transfers into (out of)	25	(25)	1	(1)
Transfers (out of) into	–	–	(1)	1
	$ (104)	$ 104	$ (292)	$ 292

NOTE E—SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENTS AND SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS

ADB accounts for transfers of financial assets in accordance with ASC 860, "Transfers and Servicing." Transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Under repurchase agreements, securities transferred are recorded as assets and reported at estimated FV and cash received is recorded a liability. ADB monitors the FV of the securities transferred under repurchase agreements and the collateral. Under resale arrangements, securities purchased are recorded as assets and are not re-pledged.

ADB has entered into Global Master Repurchase Agreements with counterparties in which ADB agrees to transfer securities under repurchase agreements. The agreements provide for the right of a party to terminate if any of the specified default and termination events occur and includes provisions to offset the sum due from one party against the sum due to the other. All securities transferred under repurchase agreements are with government or government-guaranteed securities that are rated investment grade. ADB monitors daily the FV of margin securities for compliance with the repurchase agreement.

continued

The gross amounts of PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS subject to enforceable master netting agreements presented in the balance sheet as of 30 September 2018 and 31 December 2017 are summarized below (See Note J for Derivative Instruments).

($ million)

	(a)		(b)			(c) = (a) – (b)	
	Gross amount of liabilities presented in the balance sheet		Gross amounts not offset in the balance sheet				
			Financial instruments		Collateral pledged	Net amount	
30 September 2018							
Payable under securities repurchase agreement	$	75	$	72	$	—	$	3
Total	$	75	$	72	$	—	$	3
31 December 2017							
Payable under securities repurchase agreement	$	393	$	392	$	—	$	1
Total	$	393	$	392	$	—	$	1

The repurchase agreements accounted for as secured borrowings as of 30 September 2018 and 31 December 2017 are summarized below:

($ million)

	Remaining contractual maturity of the agreements							
	1-30 Days		31-90 Days		> 90 Days		Total	
30 September 2018								
Payable under securities repurchase agreement								
Government or government-guaranteed obligations	$	—	$	75	$	—	$	75
Total	$	—	$	75	$	—	$	75

Gross amount of recognized liabilities for repurchase agreements disclosed above   75

Amounts related to agreements not included in offsetting disclosure   —

continued

($ million)

| | Remaining contractual maturity of the agreements | | | |
	1-30 Days	31-90 Days	> 90 Days	Total
31 December 2017				
Payable under securities repurchase agreement				
Government or government-guaranteed obligations	$ 369	$ 24	$ —	$ 393
Total	$ 369	$ 24	$ —	$ 393

Gross amount of recognized liabilities for repurchase agreements disclosed above	393
Amounts related to agreements not included in offsetting disclosure	—

NOTE F—LOANS — OPERATIONS

Effective 1 January 2017, the ADF outstanding loans including accrued interest totaling $27,088 million were transferred to OCR. Subsequently, concessional financing to DMCs with (i) per capita gross national income below the ADB operational cutoff and (ii) limited or low creditworthiness, continues in OCR on the same terms and conditions prior to the transfer (See Note C).

As of 30 September 2018 and 31 December 2017, the outstanding loans to borrowers that exceeded 5% of total outstanding loans, before the effect of any risk transfers, are as follows:

($ million)

Borrower	30 September 2018	31 December 2017
People's Republic of China	$ 17,733	$ 17,306
India	16,966	16,396
Pakistan	11,077	11,266
Indonesia	10,773	9,789
Bangladesh	8,980	8,776
Viet Nam	8,024	8,033
Philippines	6,206	5,856
Others (individually less than 5% of total loans)	24,828	23,857
	104,587	101,279
Fair value adjustment on concessional loans	(255)	(267)
Total loans	104,332	101,012
Allowance for loan losses	(236)	(118)
Net unamortized loan origination costs	120	114
Net loans outstanding	$ 104,216	$ 101,008

continued

The following table summarizes the net loans outstanding by major category as of 30 September 2018 and 31 December 2017:

($ million)

	30 September 2018	31 December 2017
Sovereign		
Regular	$ 70,693	$ 66,625
Concessional	28,304	29,129
	98,997	95,754
Nonsovereign	5,219	5,254
Total	$ 104,216	$ 101,008

As of 30 September 2018 and 31 December 2017, the undisbursed balances of effective loans and approved loans that are not yet effective, both committed and not yet committed, are as follows:

($ million)

	30 September 2018			31 December 2017		
	Undisbursed Balances of Effective Loans	Loans Approved Not Yet Effective		Undisbursed Balances of Effective Loans	Loans Approved Not Yet Effective	
		Committed	Not Yet Committed		Committed	Not Yet Committed
Sovereign						
Regular	32,345	1,753	3,436	$ 30,526	$ 3,479	$ 5,049
Concessional	7,273	537	1,740	7,288	359	754
	39,618	2,290	5,176	37,814	3,838	5,803
Nonsovereign	2,895	–	2,566	2,242	–	2,264
Total	$ 42,513	$ 2,290	$ 7,742	$ 40,056	$ 3,838	$ 8,067

Loans in Non-Accrual Status

ADB places loans in non-accrual status if the principal or interest with respect to any such loans is past due by six months or in case of loan that are not yet past due, when there is expectation that interest and other charges will not be collected when they become due, at the point when such information is known. Interest on non-accruing loans is included in revenue only to the extent that payments have actually been received by ADB.

There were no loans in non-accrual status as of 30 September 2018 and 31 December 2017.

continued

Aging Analysis of Loans Outstanding

An analysis of the age of the recorded loans outstanding as of 30 September 2018 and 31 December 2017 is as follows:

($ million)

| | Overdue Loan Service Payments | | | | | Oustanding |
	1-90 Days	> 90 Days	Total	Current		Loans
30 September 2018						
Sovereign loans						
Regular	$ 9	$ —	$ 9	$	70,521	$ 70,530
Concessional	0	—	0		28,351	28,351
Subtotal	9	—	9		98,872	98,881
Nonsovereign loans	7	4	11		5,440	5,451
Total	$ 16	$ 4	$ 20	$	104,312	$ 104,332
Allowance for loan losses						(236)
Unamortized loan origination cost—net						120
Net Loans Outstanding						$ 104,216

0 = less than $0.5 million.

($ million)

| | Overdue Loan Service Payments | | | | | Outstanding |
	1-90 Days	> 90 Days	Total	Current		Loans
31 December 2017						
Sovereign loans						
Regular	$ —	$ —	$ —	$	66,472	$ 66,472
Concessional	—	—	—		29,180	29,180
Subtotal	—	—	—		95,652	95,652
Nonsovereign loans	—	—	—		5,360	5,360
Total	$ —	$ —	$ —	$	101,012	101,012
Allowance for loan losses						(118)
Unamortized loan origination cost—net						114
Net Loans Outstanding						$ 101,008

continued

Allowance for Loan Losses

The changes in the allowance for loan losses during the nine months ended 30 September 2018, and for the year ended 31 December 2017, as well as information pertaining to loans which were subject to specific allowance for loan losses are as follows:

($ million)

	30 September 2018			31 December 2017		
	Sovereign Loans	Nonsovereign Loans	Total	Sovereign Loans	Nonsovereign Loans	Total
Allowance for loan Losses:						
Beginning balance	$ 57	$ 60	$ 118	$ —	$ 45	$ 45
Transferred provision on concessional loans	—	—	—	61	—	61
Provision during the period	—	129	129	—	38	38
Written back	—	(8)	(8)	—	(3)	(3)
Written off	(3)	—	(3)	(4)	(20)	(24)
Ending balance	$ 54 [a]	$ 182	$ 236	$ 57 [a]	$ 60	$ 118
Outstanding Allowance on:						
Individually evaluated for loan losses	$ 54	$ 151	$ 205	$ 57	$ 28	$ 86
Collectively evaluated for loan losses	$ —	$ 31	$ 31	$ —	$ 32	$ 32
Outstanding Loans	$ 98,881	$ 5,451	$ 104,332	$ 95,652	$ 5,360	$ 101,012
Individually evaluated for loan losses	$ 311	$ 228	$ 539	$ 322	$ 75	$ 397
Collectively evaluated for loan losses	$ —	$ 5,223	$ 5,223	$ —	$ 5,285	$ 5,285

Note: Numbers may not sum precisely because of rounding.
[a] Represents provision for HIPC debt relief to Afghanistan.

Loans subject to provisioning with related allowance for loan losses as of 30 September 2018 and 31 December 2017 are as follows:

($ million)

	30 September 2018			31 December 2017		
	Recorded Loan Receivable	Unpaid Principal balance	Related allowance	Recorded Loan Receivable	Unpaid Principal balance	Related allowance
Sovereign loans	$ 311	$ —	$ 54	$ 322	$ —	$ 57
Nonsovereign loans	228	11	151	75	—	28

No loans were modified or restructured during the nine months ended 30 September 2018 and 31 December 2017.

The allowance for loan losses for sovereign loans relate to the Heavily Indebted Poor Countries (HIPC) Initiative for the concessional OCR loans. Launched in 1996 by the International Development Association (IDA) and the International Monetary Fund (IMF), the HIPC Initiative provides partial debt relief to poor countries with external debt that severely burdens export earnings or public finance. The ADB Board of Governors adopted a resolution on 7 April 2008 for ADB to participate in the HIPC Initiative and to provide Afghanistan with debt relief. The principal amount of Afghanistan's debt to be forgiven and charged against ADF income was $82 million. Of this

continued

amount, a total of $28 million has been written-off as the loan service payments of affected loans fell due. This brought the balance of the Allowance for HIPC debt relief as of 30 September 2018 to $54 million.

As of 30 September 2018, allowance for loan losses for nonsovereign loans comprised of $151 million for specific loan losses and $31 million for collective loan losses.

The office of risk management is primarily responsible for determining the specific and collective provisions for the nonsovereign loans and the accounting division, in coordination with regional departments, is responsible for determining the specific provisions for sovereign loans. The provisioning levels are discussed at the risk committee and reported to the Board of Directors quarterly.

Fair Value Adjustment on Concessional Loans

Effective 1 January 2017, concessional loans from ADF were transferred to OCR at FV. The FV of the ADF loan was approximated by the nominal value of the loan outstanding amount adjusted for credit risk, which was measured by the expected loss of the ADF loan portfolio based on ADB credit risk management framework.

The FV adjustment of concessional loans transferred was $281 million. The FV adjustment is recognized as income over the life of the loans based on the maturity structure of the transferred loans and as the loan service payments are received.

Credit Risks and Quality of Loans

ADB is exposed to credit risks in the loan portfolio if a borrower defaults or if its creditworthiness deteriorates. Credit risks represent the potential loss due to possible nonperformance by obligors and counterparties under the terms of the contract. ADB manages credit risk for lending operations through continuous monitoring of creditworthiness of the borrowers and capital adequacy framework.

ADB monitors credit quality of the loans by assigning a risk rating to each loan on an internal scale from 1 to 14 with 1 denoting the lowest expectation of credit risks and 14 denoting that the borrower has defaulted. The rating scale corresponds to the rating scales used by international rating agencies. For sovereign loans, ADB has a process of assigning internal ratings to provide more accurate inputs for risk measurement. For nonsovereign loans, each transaction is reviewed and assigned a rating based on a methodology that is broadly aligned with the rating approach of international rating agencies. The risk ratings are used to monitor the credit risks in the portfolio.

The following table summarizes the credit quality of sovereign and nonsovereign loans after the effect of risk transfers. High credit risk includes $228 million in nonsovereign loans that are considered impaired ($75 million – 31 December 2017).

($ million)

Risk Class	Risk Rating	Sovereign Loans		Nonsovereign Loans	
		30 September 2018	31 December 2017	30 September 2018	31 December 2017
Low credit risk	1–5 (AAA to BBB–)	$ 51,282	$ 48,873	$ 1,943	$ 1,918
Medium credit risk	6–8 (BB+ to BB–)	19,906	19,781	2,219	2,113
Significant credit risk	9–11 (B+ to B–)	26,204	25,722	1,065	1,242
High credit risk	12–14 (CCC+ to D)	1,744	1,543	224	87
Total		$ 99,136	$ 95,919	$ 5,451	$ 5,360

As of 30 September 2018, ADB's loan and guarantee portfolios had a significant concentration of credit risk to Asia and Pacific region. The credit exposure determined based on FV amounted to $107,264 million ($103,522 million – 31 December 2017).

continued

Fair Value Disclosure

ADB does not sell its sovereign loans. As of 30 September 2018 and 31 December 2017, all loans are carried at amortized cost.

The hierarchy of estimated FV of ADB loans as of 30 September 2018 and 31 December 2017 is as follows:

($ million)

	30 September 2018	31 December 2017
Level 1	$ —	$ —
Level 2	71,386	66,659
Level 3	33,408	34,690
Total at fair value	**$ 104,794**	**$ 101,349**

NOTE G—GUARANTEES — OPERATIONS

ADB provides guarantees under its sovereign and nonsovereign operations. Such guarantees include (i) credit guarantees where certain principal and/or interest payments are covered; (ii) political risk guarantees, which provide coverage against well-defined country risk events; and (iii) guarantees for certain trade-related obligations. While counter-guarantees from the host government are required for all sovereign guarantees, guarantees for nonsovereign projects may be provided with or without a host government counter-guarantee. ADB also seeks risk-sharing arrangements that set ADB's net exposure under a guarantee at the lowest level required to mobilize the necessary financing while maintaining a participation that is meaningful to its financing partners. A counter-guarantee takes the form of a counter-guarantor's agreement to indemnify ADB for any payments it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the counter-guarantor, on demand, or as ADB may otherwise direct.

Tenors of guarantees are subject to risk considerations and market conditions. They should normally not exceed the maximum tenor of ADB's ordinary capital resources lending operations, as may be adjusted from time to time, and there is no minimum tenor. In some cases however, guarantees may be for short tenors if the underlying obligations are short term, such as trade related products.

continued

The maximum potential exposure and outstanding amounts of these guarantee obligations as of 30 September 2018 and 31 December 2017 covered:

($ million)

	30 September 2018		31 December 2017	
	Maximum Potential Exposure	Outstanding Amount	Maximum Potential Exposure	Outstanding Amount
Credit Guarantees				
Trade related				
with counterguarantee	$ 559	$ 559	$ 592	$ 592
without counterguarantee	858	728	808	680
	1,417	1,287	1,400	1,272
Non-Trade related				
with counterguarantee	1,484	1,037	840	733
without counterguarantee	261	130	242	150
	1,745	1,167	1,082	883
Subtotal	3,162	2,454	2,482	2,155
Political Risk Guarantees				
Non-Trade related				
with counterguarantee	16	16	18	18
Total	$ 3,178	$ 2,470	$ 2,500	$ 2,173

The maximum potential exposure represents the undiscounted future payments that ADB could be required to make, inclusive of standby portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of a reporting period, exclusive of the standby portion.

As of 30 September 2018, a total liability of $38 million ($17 million – 31 December 2017) relating to standby ready obligations for eight credit risk guarantees (seven – 31 December 2017) and one political risk guarantee (one – 31 December 2017) has been included in ACCOUNTS PAYABLE AND OTHER LIABILITIES – Miscellaneous in the Balance Sheet for all guarantees issued after 31 December 2002.

As of 30 September 2018 and 31 December 2017, one credit guarantee with nonsovereign counter-guarantee had collateral from a counter-guarantor.

Fair Value Disclosure

As of 30 September 2018 and 31 December 2017, all of ADB's future guarantee receivables and guarantee liabilities are classified as Level 3 within the FV hierarchy.

The accounting division is responsible for determining and reporting the FV of guarantees reported in the balance sheet. Future guarantees receivable and guarantee liabilities are stated at discounted present value using significant unobservable inputs such as discount rates applicable to individual guarantee contracts that are internally determined and are classified under Level 3. An increase (decrease) in discount rates generally results in a decrease (increase) in the FV of the guarantees.

continued

The valuation technique and significant unobservable quantitative input for guarantee receivable/guarantee liabilities classified as Level 3 as of 30 September 2018 and 31 December 2017 are summarized below:

Portfolio	Valuation Technique	Unobservable Input	Range (Average)	
			30 September 2018	31 December 2017
Guarantee receivable/ Guarantee liability	Discounted cash flows	Discount rates	2.22% to 4.43% (2.89%)	2.22% to 4.43% (2.98%)

The following table presents the changes in the carrying amounts of ADB's Level 3 future guarantee receivable/liability for the nine months ended 30 September 2018 and for the year ended 31 December 2017:

($ million)

	Guarantee Receivable/Liability	
	30 September 2018	31 December 2017
Balance, beginning of the period	$ 17	$ 24
Issuances	29	8
Amortization	(8)	(15)
Balance, end of the period	$ 38	$ 17

Note: There were no realized/unrealized gains and losses included in earnings and other comprehensive loss.

NOTE H—EQUITY INVESTMENTS — OPERATIONS

ADB's equity investments may be in the form of direct equity investments (e.g. common, preferred, or other capital stock) or through investment funds (e.g. private equity funds). With the adoption of ASU 2016-01 effective 1 January 2018, all equity investments, except for those that are under equity method, are reported at fair value. Fair value changes are reported in the Statement of Income and Expenses under NET UNREALIZED LOSSES. Realized gains and losses are reported in the Statement of Income and Expenses under NET REALIZED (LOSSES) GAINS from equity investments – operation and are measured by the difference between cost and sales proceeds. Previously recognized unrealized gains and losses are reversed upon sale of investments.

Breakdown of equity investments as of 30 September 2018 and 31 December 2017 are as follows:

($ million)

	30 September 2018	31 December 2017
Equity method	$ 711	$ 683
Fair value method	548	346
Cost method	–	156
Total	**$ 1,259**	**$ 1,185**

As of 30 September 2018, five equity investments under FV (nil – 31 December 2017) are in an unrealized loss position for less than 12 months.

continued

Additional information relating to equity investments reported at FV is as follows:

($ million)

Balances as of	30 September 2018		31 December 2017	
Cost	$	372	$	193
Estimated fair value		548		346
Gross unrealized gains		184		153
Gross unrealized losses		(8)		–
For the nine months ended 30 September:	2018		2017	
Net unrealized (losses) gains	$	(77)	$	0
Realized gains (losses)		91		(2)
Net gains (losses)		14		(2)

0 = less than $0.5 million

Approved equity investments that have not been disbursed totaled $524 million at 30 September 2018 ($503 million – 31 December 2017).

Fair Value Disclosure

ADB's equity investments reported at FV as of 30 September 2018 were $548 million ($346 million – 31 December 2017). Equity investments with readily determinable market prices are valued using quoted prices in active markets and are classified as Level 1. Inputs other than quoted prices within Level 1 that are observable, such as prices of recent investments, are classified as Level 2. Equity investments valued with financial models using unobservable inputs are classified as Level 3.

The FV hierarchy of ADB's equity investments at FV as of 30 September 2018 and 31 December 2017 is as follows:

($ million)

	30 September 2018		31 December 2017	
Level 1	$	351	$	343
Level 2		142		–
Level 3		55		3
Total equity investments at fair value	$	548	$	346

The office of risk management is primarily responsible for determining the FV of equity investments without readily determinable FV. The valuation methodology used for the Level 3 securities considers multiple valuation techniques ranging from (i) weighted average of book value, price-to-book, and price-to-earnings, (ii) probability weighted scenario, (iii) EBITDA multiple and (iv) discounted cash flow depending on the stages of the equity investment life cycle.

continued

The valuation techniques and significant unobservable inputs for equity investments classified as Level 3 as of 30 September 2018 and 31 December 2017 are presented below.

Valuation Technique	Unobservable Inputs	Value	
		30 September 2018	31 December 2017
Weighted average of book value, Price-to-book, Price-to-earnings; Probability weighted scenario; EBITDA multiple; Discounted cash flow	Internal rate of return	21%	21%
	Derived price to book		0.61
	Discount rate	13.56% – 16.6% (range)	23.35%
	EBITDA multiple	5x – 6.5x (range)	

EBITDA = earnings before interest, taxes, depreciation, and amortization.

The following table presents the changes in the carrying amounts of ADB's Level 3 equity investment for the nine months ended 30 September 2018 and for the year ended 31 December 2017:

($ million)

	Equity investments under FV Method	
	30 September 2018	31 December 2017
Balance, beginning of the period	$ 3	$ 7
Equity Investments previously reported at cost[a]	22	–
New Level 3 equity investment	30	–
Total gains (losses) - (realized/unrealized)		
Included in earnings	1 [b]	1
Included in other comprehensive loss[c]	(1)	(5)
Balance, end of the period	$ 55	$ 3
The amount of total gains for the period included in earnings attributable to the change in net unrealized gains or losses relating to assets still held at the reporting date	$ 1 [b] $	1

[a] FV of equity investments previously reported at cost upon adoption of ASU 2016-01 effective 1 January 2018.
[b] Included in net unrealized losses (OCR-2).
[c] Included in accumulated translation adjustments (Note M).

NOTE I—OTHER DEBT SECURITIES — OPERATIONS

ADB's financial assistance to DMCs may be made by way of subscription to an entity's debt instruments such as bonds and debentures issued for the purpose of financing development projects. They are reported: (i) at fair value; and (iii) at amortized cost as follows:

($ million)

	30 September 2018	31 December 2017
Fair value method	$ 3	$ 3
Amortized cost method	302	233
Total	$ **305**	$ **236**

continued

The carrying value and estimated FV of the outstanding other debt securities by contractual maturity as of 30 September 2018 and 31 December 2017 are presented below:

($ million)

| | 30 September 2018 | | 31 December 2017 | |
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Due after one year or less	$ –	$ –	$ –	$ –
Due after one year through five years	302	315	233	239
Due after five years through ten years	–	–	–	–
Due after ten years through fifteen	3	3	3	3
Total	$ 305	$ 318	$ 236	$ 242

The hierarchy of estimated FV of ADB's other debt securities as of 30 September 2018 and 31 December 2017 is as follows:

($ million)

	30 September 2018	31 December 2017
Level 1	$ –	$ –
Level 2	–	239
Level 3	318	3
Total at fair value	$ 318	$ 242

The value of the Level 3 other debt securities at fair value method is based on discounted cash flows, trading comparables and deal comparables.

The following table presents the changes in the carrying amounts of ADB's Level 3 other debt securities at fair value method for the nine months ended 30 September 2018 and for the year ended 31 December 2017:

($ million)

	30 September 2018	31 December 2017
Balance, beginning of the period	$ 3	$ 3
Total (losses) gains - (realized/unrealized)		
Included in other comprehensive loss (Note M)		
Accumulated translation adjustments	(0)	0
Balance, end of the period	$ 3	$ 3
The amount of total loss for the period recognized in other comprehensive loss attributable to the change in net unrealized gains or losses relating to assets still held at the reporting date	$ –	$ –

0 = less than $0.5 million
Note: There were no transfers in and out of Level 3.

continued

NOTE J—DERIVATIVE INSTRUMENTS

ADB uses derivative instruments such as interest rate swaps, currency swaps, and foreign exchange swaps and forwards for asset and liability management of individual positions and portfolios. The FV of outstanding currency and interest rate swap agreements is determined at the estimated amount that ADB would receive or pay to terminate the agreements using market-based valuation models. The basis of valuation is the present value of expected cash flows based on market data.

Included in DERIVATIVE ASSETS/DERIVATIVE LIABILITIES – Borrowings are interest rate, currency and foreign exchange swaps that ADB has entered into for the purpose of hedging specific borrowings. The terms of ADB's interest rate swap, currency and foreign exchange swap agreements usually match the terms of particular borrowings. Included in DERIVATIVE ASSETS/DERIVATIVE LIABILITIES – Investments for liquidity purpose are interest rate, currency and foreign exchange swaps, and forwards that ADB has entered into for the purpose of hedging specific investments. Included in DERIVATIVE ASSETS/DERIVATIVE LIABILITIES – Loans – Operations are interest rate, and currency swaps that ADB has entered into for the purpose of hedging specific loans or a portfolio of loans. The loan related swaps were executed to better align the composition of certain outstanding loans with funding sources and future requirements.

Future dated derivatives as of 30 September 2018 amounted to $7 million for derivative assets ($1 million – 31 December 2017) and $1 million for derivative liabilities ($0.1 million – 31 December 2017).

Fair Value Disclosure

The FV hierarchy of ADB's derivatives and the balance sheet location as of 30 September 2018 and 31 December 2017 are as follows:

($ million)

| 30 September 2018 | Balance Sheet Location | Fair Value Measurements | | | |
		Total	Level 1	Level 2	Level 3
Assets					
Borrowings related derivatives	Derivative Assets				
Currency swaps	- Borrowings	$ 24,208	$ –	$ 22,798	$ 1,410
Interest rate swaps		88	–	88	–
Investments related derivatives	Derivative Assets				
Currency swaps	- Investments for liquidity purpose	7,307	–	7,307	–
Interest rate swaps		6	–	6	–
Foreign exchange swaps		5,290	–	5,290	–
Foreign exchange forwards		84	–	84	–
Loans related derivatives	Derivative Assets				
Currency swaps	- Loans — Operations	8,206	–	8,206	–
Interest rate swaps		10	–	10	–
Total assets at fair value		**$ 45,199**	**$ –**	**$ 43,789**	**$ 1,410**

continued

($ million)

30 September 2018	Balance Sheet Location	Fair Value Measurements			
		Total	Level 1	Level 2	Level 3
Liabilities					
Borrowings related derivatives	Derivative Liabilities				
Currency swaps	- Borrowings	$ 26,506	$ —	$ 26,506	$ —
Interest rate swaps		1,829	—	1,829	—
Investments related derivatives	Derivative Liabilities				
Currency swaps	- Investments for liquidity purpose	7,219	—	7,219	—
Interest rate swaps		18	—	18	—
Foreign exchange swaps		5,180	—	5,180	—
Foreign exchange forwards		83	—	83	—
Loans related derivatives	Derivative Liabilities				
Currency swaps	- Loans — Operations	8,420	—	7,898	522
Interest rate swaps		16	—	16	—
Total liabilities at fair value		$ 49,271	$ —	$ 48,749	$ 522

($ million)

31 December 2017	Balance Sheet Location	Fair Value Measurements			
		Total	Level 1	Level 2	Level 3
Assets					
Borrowings related derivatives	Derivative Assets				
Currency swaps	- Borrowings	$ 18,473	$ —	$ 17,011	$ 1,462
Interest rate swaps		182	—	182	—
Foregin exchange swaps		623	—	623	—
Investments related derivatives	Derivative Assets				
Currency swaps	- Investments for liquidity purpose	6,806	—	6,806	—
Interest rate swaps		4	—	4	—
Foreign exchange swaps		5,952	—	5,952	—
Foreign exchange forwards		15	—	15	—
Loans related derivatives	Derivative Assets				
Currency swaps	- Loans — Operations	8,703	—	8,703	—
Interest rate swaps		3	—	3	—
Total assets at fair value		$ 40,761	$ —	$ 39,299	$ 1,462
Liabilities					
Borrowings related derivatives	Derivative Liabilities				
Currency swaps	- Borrowings	$ 19,337	$ —	$ 19,337	$ —
Interest rate swaps		802	—	802	—
Foreign exchange swaps		624	—	624	—
Investments related derivatives	Derivative Liabilities				
Currency swaps	- Investments for liquidity purpose	6,964	—	6,964	—
Interest rate swaps		30	—	30	—
Foreign exchange swaps		5,955	—	5,955	—
Foreign exchange forwards		15	—	15	—
Loans related derivatives	Derivative Liabilities				
Currency swaps	- Loans — Operations	9,124	—	8,588	536
Interest rate swaps		1	—	1	—
Total liabilities at fair value		$ 42,852	$ —	$ 42,316	$ 536

The office of risk management is primarily responsible for determining the FV of derivatives using discounted cash flow models. Market inputs, such as yield curves, foreign exchange (FX) rates, cross currency basis

continued

spreads, yield basis spread, yield and FX volatilities and correlation are obtained from pricing services and brokers and applied to the models. ADB has a process to validate the appropriateness of the models and inputs in determining the hierarchy levels. This involves evaluating the nature of rates and spreads to determine if they are indicative and binding. For derivatives classified under Level 3, basis swaps spreads for selected currencies are considered to be significant unobservable inputs to derive the discount rates based on benchmark yield curves adjusted with a basis swap spread.

A significant increase (decrease) in the basis swap spread will generally decrease (increase) the FV of derivatives.

There were no transfers between Levels 1, 2, and 3 in the derivatives portfolio during the nine months ended 30 September 2018 and for the year ended 31 December 2017.

The valuation technique and quantitative information on significant unobservable inputs used in valuing ADB's derivative instruments classified as Level 3 as of 30 September 2018 and 31 December 2017 are presented below:

Portfolio	Valuation Technique	Unobservable Inputs	Range (Weighted Average)	
			30 September 2018	31 December 2017
Borrowings related swaps/ Loans related swaps	Discounted cash flows	Basis swap spreads	-1.88% to 7.82% (-2.54%)	-1.17% to 6.55% (-2.34%)

The following tables present the changes in the carrying amounts of ADB's Level 3 derivative assets and derivative liabilities for the nine months ended 30 September 2018 and for the year ended 31 December 2017:

($ million)

30 September 2018	Borrowings related derivatives		Loans related derivatives	
	Assets	Liabilities	Assets	Liabilities
Balance, beginning of period	$ 1,462	$ —	$ —	$ (536)
Total gains (losses) - (realized/unrealized)				
Included in earnings[a]	(149)	—	—	20
Included in other comprehensive loss[b]	(308)	—	—	18
Issuances	580	—	—	(63)
Maturities/Redemptions	(175)	—	—	39
Balance, end of period	$ 1,410	$ —	$ —	$ (522)
The amount of total (losses) gains for the period included in earnings attributable to the change in net unrealized gains or losses[a] relating to assets/liabilities still held at the reporting date	$ (130)	$ —	$ —	$ 18

[a] Included in net unrealized losses (OCR-2).
[b] Included in accumulated translation adjustments (Note M).

continued

($ million)

31 December 2017	Borrowings related derivatives				Loans related derivatives			
	Assets		Liabilities		Assets		Liabilities	
Balance, beginning of year	$	1,163	$	–	$	0	$	(477)
Total gains (losses) - (realized/unrealized)								
Included in earnings		26		–		(0)		(5)
Included in other comprehensive loss[a]		(37)		–		0		(42)
Issuances		847		–		–		(79)
Maturities/Redemptions		(537)		–		–		67
Balance, end of year	$	1,462	$	–	$	–	$	(536)
The amount of total losses for the year included in earnings attributable to the change in net unrealized gains or losses relating to assets/liabilities still held at the reporting date	$	(18)	$	–	$	(0)	$	(3)

0 = less than $0.5 million.

[a] Included in accumulated translation adjustments (Note M).

continued

Effect of Derivative Instruments on the Statement of Income and Expenses

ADB reports changes in the FV of its derivative instruments as part of net unrealized gains and losses in its Statement of Income and Expenses while all interest income, expenses, and related amortization of discounts, premiums, and fees are reported as part of revenue and expenses. These are summarized below:

($ million)

	Location of Gain (Loss) recognized in Income (Expenses) on Derivatives	Amount of Gain (Loss) recognized in Income (Expenses) on Derivatives	
		30 September 2018	30 September 2017
Borrowings related derivatives			
Currency swaps	Borrowings and related expenses	$ 186	$ 324
	Net Realized Gains	1	3
	Net Unrealized Losses	(335)	(84)
Interest rate swaps	Borrowings and related expenses	(99)	136
	Net Unrealized Losses	(1,010)	17
Foreign exchange swaps	Borrowings and related expenses	2	1
	Net Realized Gains	(0)	0
		$ (1,255)	$ 397
Investments related derivatives			
Currency swaps	Revenue from Investments for liquidity purpose	$ 98	$ 54
	Net Unrealized Losses	(6)	6
Interest rate swaps	Revenue from Investments for liquidity purpose	(4)	(7)
	Net Unrealized Losses	11	6
Foreign exchange swaps	Revenue from Investments for liquidity purpose	139	66
	Net Unrealized Losses	(2)	(0)
Foreign exchange forwards	Net Unrealized Losses	(0)	(0)
		$ 236	$ 125
Loans related derivatives			
Currency swaps	Revenue from Loans — Operations	$ 90	$ 23
	Net Unrealized Losses	(45)	(3)
Interest rate swaps	Revenue from Loans — Operations	4	(1)
	Net Unrealized Losses	(9)	(1)
		$ 40	$ 18

0 = less than $0.5 million.

Counterparty Credit Risks

ADB has entered into several agreements with its derivative counterparties under the ISDA Master Agreement and the Master Agreement of the National Association of Financial Market Institutional Investors (NAFMII). The agreements provide for the right of a party to terminate the derivative transaction if any of the various events of default and termination events specified occur. Events of default include failure to pay and cross default. Termination events include the situation where (i) the long term unsecured and unsubordinated indebtedness of ADB or the counterparty ceases to be rated at the negotiated minimum credit rating level with the relevant counterparty, or (ii) such indebtedness ceases to be rated by any international credit rating agencies. If ADB's counterparties are entitled under the agreements to terminate their derivative transactions with ADB, ADB will be required to pay an amount equal to its net liability position with each counterparty (in the case of counterparties who have entered into the ISDA Master Agreement absent of local market constraints) and an amount equal to its gross liability position with each counterparty (in the case of counterparties without

continued

enforceable netting agreement). The aggregate FV of all derivative instruments that ADB has under the enforceable ISDA Master Agreement that are in a net liability (negative marked-to-market) position as of 30 September 2018 was $4,176 million ($2,408 million – 31 December 2017). The gross liability position in the aggregate FV of all derivative instruments that ADB has no enforceable netting agreement amounted to $63 million as of 30 September 2018 ($92 million – 31 December 2017).

Counterparty credit risk is also mitigated by requiring counterparties to post collateral based on specified credit rating driven thresholds. As of 30 September 2018, ADB received collateral of $190 million ($324 million – 31 December 2017) in connection with swap agreements. Of this amount, $131 million ($240 million – 31 December 2017) was recorded as swap related collateral in the balance sheet.

ADB has elected not to offset any derivative instruments by counterparty in the balance sheet. Gross amounts of DERIVATIVE ASSETS and DERIVATIVE LIABILITIES not offset in the balance sheet that are subject to enforceable master netting agreements as of 30 September 2018 and 31 December 2017 are summarized as follows:

($ million)

| | 30 September 2018 | | 31 December 2017 | |
	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross amounts presented in the balance sheet	$ 45,131 [a]	$ (49,208) [b]	$ 40,671 [a]	$ (42,760) [b]
Gross amounts not offset in the balance sheet				
Financial instruments	(45,032)	45,032	(40,352)	40,352
Collateral received [c]	(87)	–	(278)	–
Net amount	$ 12	$ (4,176)	$ 41	$ (2,408)

[a] This excludes gross amount of DERIVATIVE ASSETS presented in the balance sheet not subject to enforceable master netting agreements amounting to $68 million ($90 million – 31 December 2017).

[b] This excludes gross amount of DERIVATIVE LIABILITIES presented in the balance sheet not subject to enforceable master netting agreements amounting to $63 million ($92 million – 31 December 2017).

[c] Collateral received includes both cash and securities collateral.

continued

NOTE K—RELATED PARTY TRANSACTIONS

At 30 September 2018 and 31 December 2017, ADB had the following net receivables from and payable to Special Funds, associates and external trust funds under ADB administration (Agency Trust Funds) resulting from administrative arrangements and operating activities which were included in Miscellaneous under OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES:

($ million)

	30 September 2018	31 December 2017
Amounts receivable from:		
Asian Development Fund (Note M)	$ 17	$ 17
Associates	1	0
Agency Trust Funds—net	–	3
Employee Benefit Plans	–	3
Total	**$ 18**	**$ 23**
Amounts payable to:		
Agency Trust Funds—net	$ 9	$ –
Employee Benefit Plans—net	1	–
Total	**$ 10**	**$ –**

0 = less than $0.5 million.

As of 30 September 2018 and 31 December 2017, the related parties include employee benefit plans consisting of the Staff Retirement Plan (SRP) and the Retiree Medical Plan Fund (RMPF).

NOTE L—BORROWINGS

The key objective of ADB's borrowing strategy is to raise funds at the most stable and lowest possible cost for the benefit of its borrowers. ADB uses financial derivative instruments in connection with its borrowing activities to increase cost efficiency, while achieving risk management objectives. Currency and interest rate swaps enable ADB to raise operationally needed currencies in a cost-efficient way and to maintain its borrowing presence in the major capital markets. Interest rate swaps are used to reduce interest rate mismatches arising from lending and liquidity operations.

Fair Value Disclosure

The office of risk management is primarily responsible for determining the FV of the borrowings. Parameters and models used for determining the FV of borrowings are subject to internal review and periodic external validation. Plain vanilla borrowings are valued using discounted cash flow methods with market-based observable inputs such as yield curves, foreign exchange rates, and credit spreads. On some borrowings, significant unobservable input is also used such as derived credit spread. Structured borrowings issued by ADB are valued using financial models that discount future cash flows and simulated expected cash flows. These involve the use of pay-off profiles within the realm of accepted market valuation models such as Hull-White and Black-Scholes. The model incorporates market observable inputs, such as yield curves, foreign exchange rates, credit spreads, yield and FX volatilities and correlation.

continued

The FV hierarchy of ADB's outstanding borrowings as of 30 September 2018 and 31 December 2017 are as follows:

($ million)

	30 September 2018	31 December 2017
at Amortized cost		
Level 1	$ –	$ –
Level 2	2,843	4,737
Level 3	181	215
Sub-total	$ 3,024	$ 4,952
at Fair value		
Level 1	$ –	$ –
Level 2	84,369	80,233
Level 3	2,990	2,567
Sub-total	$ 87,359	$ 82,800
Total borrowings at fair value	$ 90,383	$ 87,752

There were no transfers between Levels 1, 2, and 3 in the borrowings portfolio during the nine months ended 30 September 2018 and the year ended 31 December 2017.

ADB uses the discounted cash flows method using derived credit spreads in determining the FVs of borrowings classified as Level 3. The derived credit spread adjusts the discount rate in valuing the borrowings. A significant increase (decrease) in credit spreads generally decreases (increases) the FV of the borrowings.

For borrowings carried at FV, the quantitative information on significant unobservable input used for valuation as of 30 September 2018 and 31 December 2017 are presented below:

Portfolio	Valuation Technique	Unobservable Input	Range (Weighted Average)	
			30 September 2018	31 December 2017
Borrowings	Discounted cash flows	Derived credit spreads	-1.91% to 0.22% (-0.45%)	-1.40% to 0.16% (-0.71%)

continued

The following table presents the changes in the carrying amounts of ADB's Level 3 borrowings reported at FV for the nine months ended 30 September 2018 and the year ended 31 December 2017:

($ million)

	30 September 2018	31 December 2017
Balance, beginning of the period	$ 2,567	$ 2,701
Total (gains) losses - (realized/unrealized)		
Included in earnings	(142) [a]	15
Included in other comprehensive loss	(362)	53
Issuances	1,153	1,048
Maturities/Redemptions	(226)	(1,250)
Balance, end of the period	$ 2,990	$ 2,567
The amount of total (gains) losses for the period included in earnings attributable to the change in net unrealized gains or losses relating to liabilities still held at the reporting date	$ (136) [a]	$ (24)

[a] Included in net unrealized losses (OCR-2).

NOTE M—EQUITY

Capital Stock

The authorized capital stock of ADB as of 30 September 2018 and 31 December 2017 consisted of 10,638,933 shares of which 10,614,853 shares have been subscribed by members. Of the subscribed shares, 10,082,688 are "callable" and 532,165 are "paid-in". The "callable" share capital is subject to call by ADB only as and when required to meet ADB's obligations incurred on borrowings of funds for inclusion in its OCR or on guarantees chargeable to such resources. The "paid-in" share capital has been received, partly in convertible currencies and partly in the currency of the subscribing member which may be convertible. In accordance with Article 6, paragraph 3 of the Charter, ADB accepts nonnegotiable, noninterest-bearing demand obligations in satisfaction of the portion payable in the currency of the member, provided such currency is not required by ADB for the conduct of its operations. Nonnegotiable, noninterest-bearing demand obligations received on demand amounted to $155 million ($193 million – 31 December 2017), while those notes received with fixed encashment schedules totaled $210 million ($368 million – 31 December 2017).

As of 30 September 2018, the value of the SDR in terms of the US dollar was $1.39525 ($1.42413 – 31 December 2017) giving a value for each share of ADB's capital equivalent to $13,952.50 ($14,241.30 – 31 December 2017).

Return of Set-Aside Resources from ADF

In 1973, the Board of Governors authorized the setting aside of 10% of ADB's unimpaired paid-in capital by members as of 28 April 1973 to be used as part of ADB's Special Funds. Pursuant to this, the set-aside capital of SDR48 million (equivalent to $64 million at 31 December 2016) was allocated and transferred to the Multi-purpose Special Fund and subsequently transferred to the ADF in October 1975. Section 3.01 of the ADF Regulations, as amended in 2013, does not allow the use of the set-aside resources from OCR to finance grant operations or HIPC debt relief. Following the Board of Governors' Resolution No. 372, authorizing the termination of ADF lending operations and combining it with OCR, the set-aside resources of $64 million was returned to OCR effective 1 January 2017 (See Note C).

continued

Allocation of One-Time Income from Asset Transfer from ADF

On 15 March 2017, the Board of Governors approved the allocation of the one-time income of $30,748 million from ADF assets transfer to OCR ordinary reserve effective 1 January 2017, pursuant to Resolution No. 387 (See Note C).

Allocation of Net Income

In May 2018, the Board of Governors approved the following with respect to ADB's 2017 net income of $753 million, after the allocation of income from the transfer of ADF loans and certain other assets to the ordinary reserve of $30,748 million, and appropriation of guarantee fees of $21 million to the special reserve: (i) $14 million representing the adjustment to the Loan Loss Reserve as of 31 December 2017, be added from the net income to the loan loss reserve; (ii) $49 million representing the ASC 815/825 adjustments and the unrealized portion of net income from equity investments accounted for under the equity method for the year ended 31 December 2017, be added from the net income to the Cumulative Revaluation Adjustments (CRA) account; (iii) $351 million be allocated to the Ordinary Reserve; (iv) $259 million be allocated to the ADF; and (v) $80 million be allocated to the TASF.

Accumulated Comprehensive Income (Loss)

Comprehensive income (loss) has two major components: net income and other comprehensive income (loss) comprising gains and losses affecting equity that, under US GAAP, are excluded from net income. Other comprehensive income (loss) includes items such as unrealized gains and losses on financial instruments classified as available-for-sale, translation adjustments, and pension and post-retirement liability adjustment.

Beginning 1 January 2018, ADB measures its equity investments (except those accounted for under the equity method) at FV and recognize all FV changes through net income. As a result, the unrealized gains of $152 million on the equity investments with readily determinable market price and classified as AFS on 1 January 2018 was shown as a reduction in the beginning balance of the Accumulated other comprehensive income account and as an addition to the Cumulative Revaluation Adjustments account in the 2018 financial statements. Moreover, the impact to the change in instrument-specific credit risk of borrowings amounting to $6 million as of 1 January 2018, was added to the beginning balance of the Accumulated other comprehensive income account and reduce the Cumulative Revaluation Adjustments account in the 2018 financial statements.

continued

The changes in Accumulated Other Comprehensive Loss balances for the nine months ended 30 September 2018 and 2017 are as follows:

($ million)

| | Accumulated Translation Adjustments | Unrealized Holding (Losses) Gains | | | Pension/ Postretirement Liability Adjustments | Accumulated Other Comprehensive Loss |
		Investments for liquidity purpose[a]	Equity Investments — Operations	Borrowings		
Balance, 1 January 2018	$ 930	$ (254)	$ 152	$ –	$ (1,027)	$ (199)
Adjustment due to ASU 2016-01	–	–	(152)	6	–	(146)
Adjusted balances	930	(254)	0	6	(1,027)	(345)
Other comprehensive income before reclassifications	(382)	(284)	(5)	84	–	(587)
Amounts reclassified from accumulated other comprehensive income	–	18	–	–	45	63
Net current-period other comprehensive income	(382)	(266)	(5)	84	45	(524)
Balance, 30 September 2018	$ 548	$ (520)	$ (5)	$ 90	$ (982)	$ (869)
Balance, 1 January 2017	$ (310)	$ (149)	$ 30	$ –	$ (1,147)	$ (1,576)
Other comprehensive income before reclassifications	1,119	67	60	–	–	1,246
Amounts reclassified from accumulated other comprehensive income	–	(10)	1	–	43	34
Net current-period other comprehensive income	1,119	57	61	–	43	1,280
Balance, 30 September 2017	$ 809	$ (92)	$ 91	$ –	$ (1,104)	$ (296)

0 = less than $0.5 million.

[a] Includes securities transferred under repurchase agreement.

The reclassifications of Accumulated Other Comprehensive Loss to Net Income for the nine months ended 30 September 2018 and 2017 are presented below:

($ million)

| Accumulated Other Comprehensive Loss Components | Amounts Reclassified from Accumulated Other Comprehensive Loss[a] | | Affected Line Item in the Condensed Statement of Income and Expenses |
	2018	2017	
Unrealized Holding (Losses) Gains			
Investments for liquidity purpose	$ (18)	$ 10	NET REALIZED (LOSSES) GAINS From investments for liquidity purpose
Equity investments — operations	–	(1)	NET REALIZED (LOSSES) GAINS From EI — operations
	(18)	9	
Pension/Postretirement Liability Adjustments			
Actuarial Losses	(45)	(43)	Administrative expenses
Total reclassifications for the period	$ (63)	$ (34)	

EI = equity investments.

[a] Amounts in parentheses indicate debits to net income.

continued

NOTE N—INCOME AND EXPENSES

Revenue from loan operations for the nine months ended 30 September 2018 was $1,947 million ($1,395 million – 2017). The average yield on the loan portfolio for the nine months ended 30 September 2018 was 2.46% (1.91% – 2017), including other loan income.

Revenue from investment for liquidity purpose net of realized losses on sales, interest earned for securities transferred under repurchase agreements, and securities purchased under resale arrangements for the nine months ended 30 September 2018 was $667 million ($443 million – 2017). The annualized rate of return on the average investments held during the nine months ended 30 September 2018 including securities transferred under repurchase agreements and securities purchased under resale arrangements, based on the portfolio held at the beginning and end of each month excluding unrealized gains and losses on investments, was 2.22% (1.70% – 2017).

Revenue from equity investment operations for the nine months ended 30 September 2018 amounted to $113 million ($31 million – 2017). This comprised of net equity income and dividend totaling $22 million ($33 million – 2017) and gains realized from divestments totaling $95 million (nil – 2017), net of $4 million impairment losses ($2 million – 2017).

Loss from other debt securities for the nine months ended 30 September 2018 was $30 million consisting other-than-temporary impairment loss of $48 million (nil – 2017), offset by interest income of $18 million ($16 million – 2017).

Net revenue from other sources for the nine months ended 30 September 2018 included income received as executing agency amounting to $17 million ($13 million – 2017) and other miscellaneous income of $19 million ($12 million – 2017).

Borrowings and related expenses for the nine months ended 30 September 2018 amounted to $1,539 million ($894 million – 2017). These consist of interest expense and other related expenses such as amortization of issuance costs, discounts, and premiums. The average cost of borrowings outstanding after swaps was 2.13% (1.54% – 2017).

Administrative expenses for the nine months ended 30 September 2018 were apportioned between OCR and the ADF in proportion to the relative volume of operational activities. Of the total administrative expenses for the nine months ended 30 September 2018 of $501 million ($478 million – 2017), $56 million ($39 million – 2017) was accordingly charged to the ADF. The balance of the administrative expense allocated to OCR was reduced by the deferral of direct loan origination costs of $25 million ($29 million – 2017) related to new loans made effective for the nine months ended 30 September 2018.

For the nine months ended 30 September 2018, the net provision for loan losses amounted to $121 million ($8 million – 2017).

continued

The following table provides information on the net unrealized gains or losses included in income for the nine months ended 30 September 2018 and 2017:

($ million)

	2018		2017	
Fair value changes from:				
Borrowings and related swaps	$	43	$	(87)
Investments related swaps and forwards		3		12
Loans related swaps		(54)		(4)
Equity investments		(1)		0
Reclassification of unrealized gains on divested equity investment		(76)		—
Translation adjustments in non-functional currencies		(0)		2
Total	$	(85)	$	(77)

0 = less than $0.5 million.

58

continued

NOTE O—OTHER FAIR VALUE DISCLOSURES

The carrying amounts and estimated FVs of ADB's financial instruments as of 30 September 2018 and 31 December 2017 are summarized below:

($ million)

	30 September 2018		31 December 2017	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
On-balance sheet financial instruments:				
ASSETS:				
Due from banks	$ 1,185	$ 1,185	$ 964	$ 964
Investments for liquidity purpose (Note D)	38,642	38,642	36,478	36,478
Securities transferred under repurchase agreements (Note D)	72	72	393	393
Securities purchased under resale arrangements (Note D)	288	288	170	170
Loans outstanding (Note F)	104,216	104,794	101,008	101,349
Equity investments — operations carried at fair value (Note H)	548	548	346	346
Other debt securities —operations (Note I)	305	318	236	242
Derivative assets - borrowings (Note J)	24,296	24,296	19,278	19,278
Derivative assets - investments for liquidity purpose (Note J)	12,687	12,687	12,777	12,777
Derivative assets - loans — operations (Note J)	8,216	8,216	8,706	8,706
Swap related collateral (Note J)	131	131	240	240
Future guarantee receivable (Note G)	38	38	17	17
LIABILITIES:				
Borrowings (Note L)	90,079	90,383	87,281	87,752
Derivative liabilities - borrowings (Note J)	28,335	28,335	20,763	20,763
Derivative liabilities - investments for liquidity purpose (Note J)	12,500	12,500	12,964	12,964
Derivative liabilities - loans — operations (Note J)	8,436	8,436	9,125	9,125
Payable under securities repurchase agreements (Note E)	75	75	393	393
Swap related collateral (Note J)	131	131	240	240
Guarantee liability (Note G)	38	38	17	17
Off-balance sheet financial instruments:[a]				
ASSETS:				
Future guarantee receivable	n/a	4	n/a	5
LIABILITIES:				
Guarantee Liability	n/a	4	n/a	5

n/a = not applicable

[a] Guarantees issued or modified prior to 1 January 2003.

As of 30 September 2018 and 2017, ADB has no material assets or liabilities measured at FV on a non-recurring basis.

continued

NOTE P—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2018 through 19 November 2018, the date these condensed financial statements are available for issuance. During this period, ADB has determined additional specific loan loss provision of $12 million for nonsovereign loans. ADB has also raised additional borrowings of approximately $2,654 million in various currencies.

60

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED BALANCE SHEET
30 September 2018 and 31 December 2017
Expressed in Millions of US Dollars

	30 September (Unaudited)		31 December (Audited)	
ASSETS				
DUE FROM BANKS		$ 53		$ 13
INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and D)				
Government or government-guaranteed obligations	$ 2,469		$ 2,464	
Time deposits	908		400	
Corporate obligations	41	3,418	20	2,884
SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS (Notes C, D, and E)		39		61
ACCRUED REVENUE		15		15
OTHER ASSETS (Note G)		248		292
TOTAL		$ 3,773		$ 3,265
LIABILITIES AND FUND BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Payable to related funds (Note F)		$ 57		$ 24
Advance payments on contributions (Note G)		210		258
Undisbursed grants (Note J)		2,688		2,331
Total Liabilities		2,955		2,613
FUND BALANCES (ADF-4)				
Contributions received				
Contributed resources (Note G)	$ 33,908		$ 33,369	
Unamortized discount	(24)	33,884	(25)	33,344
Transfers from Ordinary Capital Resources and Technical Assistance Special Fund		2,221		1,962
		36,105		35,306
Nonnegotiable, noninterest-bearing demand obligations on account of contributions		(1,340)		(1,415)
Accumulated deficit		(32,387)		(31,719)
Accumulated other comprehensive loss (Note H)		(1,560)		(1,520)
Total Fund Balance		818		652
TOTAL		$ 3,773		$ 3,265

The accompanying notes are an integral part of these condensed financial statements (ADF-6).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED STATEMENT OF INCOME AND EXPENSES—UNAUDITED
For the Nine Months Ended 30 September 2018 and 2017
Expressed in Millions of US Dollars

	2018	2017
REVENUE FROM INVESTMENTS FOR LIQUIDITY PURPOSE (Note D)	$ 48	$ 31
EXPENSES		
Grants (Note J)	(654)	(251)
Administrative expenses (Notes F and I)	(56)	(39)
Amortization of discounts on contributions	(3)	(8)
Other expenses	(0)	(0)
TOTAL EXPENSES	(713)	(298)
NET REALIZED (LOSSES) GAINS FROM INVESTMENTS FOR LIQUIDITY PURPOSE (Notes D and H)	(2)	14
NET UNREALIZED (LOSSES) GAINS	(1)	5
TRANSFER OF LOANS AND CERTAIN OTHER ASSETS TO OCR (Note C)	–	(31,029)
NET LOSS	$ (668)	$ (31,277)

0 = less than $0.5 million, OCR = ordinary capital resources.

The accompanying notes are an integral part of these condensed financial statements (ADF-6).

62

ADF-3

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED STATEMENT OF COMPREHENSIVE LOSS—UNAUDITED
For the Nine Months Ended 30 September 2018 and 2017
Expressed in Millions of US Dollars

	2018		2017	
NET LOSS (ADF-2)		$ (668)		$(31,277)
Other comprehensive loss (Note H)				
Currency translation adjustments	$ —		$ 1	
Unrealized investment holding losses	(40)	(40)	(8)	(7)
COMPREHENSIVE LOSS		$ (708)		$(31,284)

The accompanying notes are an integral part of these condensed financial statements (ADF-6).

ADF-4

CONDENSED STATEMENT OF CHANGES IN FUND BALANCES—UNAUDITED
For the Nine Months Ended 30 September 2018 and 2017
Expressed in Millions of US Dollars

	2018	2017
Balance, 1 January	$ 652	$ 30,948
Comprehensive loss (ADF-3) (Note H)	(708)	(31,284)
Contributions made available for operational commitment	565	574
Amortization of discount on donor's contribution	3	8
Demand obligations received	(494)	(411)
Encashment of demand obligations	541	561
Transfers from ordinary capital resources	259	259
Return of set-aside resources to ordinary capital resources	—	(64)
Balance, 30 September	$ 818	$ 591

The accompanying notes are an integral part of these condensed financial statements (ADF-6).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Nine Months Ended 30 September 2018 and 2017
Expressed in Millions of US Dollars

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest received from investments for liquidity purpose	$ 48	$ 29
Interest received for securities purchased under resale arrangement	0	–
Administrative expenses paid	(56)	(24)
Grants disbursed	(283)	(291)
Others - net	0	(1)
Net Cash Used in Operating Activities	(291)	(287)
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales of investments for liquidity purpose	181	348
Maturities of investments for liquidity purpose	15,346	36,675
Purchases of investments for liquidity purpose	(16,084)	(37,898)
Receipts from securities purchased under resale arrangements	7,973	9,889
Payments for securities purchased under resale arrangements	(7,950)	(9,946)
Net Cash Used in Investing Activities	(534)	(932)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions received and encashed	608	732
Cash received from ordinary capital resources	259	259
Cash Provided by Financing Activities	867	991
Effect of Exchange Rate Changes on Due from Banks	(2)	8
Net Increase (Decrease) in Due from Banks	40	(220)
Due from Banks at Beginning of Period	13	281
Due from Banks at End of Period	$ 53	$ 61

0 = less than $0.5 million
The accompanying notes are an integral part of these condensed financial statements (ADF-6).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2018 and 2017
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2017 audited financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2018 and 2017 have been included. The results of operations for the interim period are not necessarily indicative of the results to be expected for the full year.

Replenishments

In July 2016, the Board of Governors adopted a resolution providing for the 11th replenishment of the Asian Development Fund (ADF 12) and the 6th regularized replenishment of the Technical Assistance Special Fund (TASF). The replenishment provides resources to finance the Asian Development Fund (ADF) grant program and the TASF operations during 2017-2020. As of 30 September 2018, total replenishment size was $3,805 million, of which $2,587 million comes from donor contributions. Donors agreed to allocate $461 million out of the total donor contributions to the TASF. The replenishment became effective on 30 May 2017. As of 30 September 2018, the Asian Development Bank (ADB) received all instruments of contributions from 31 donors with the total amount of $2,587 million including qualified contributions amounting to $304 million.[1]

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Effective 1 January 2017, the ADF's financial statements are prepared in conformity with the accounting principles generally accepted in the United States of America, pursuant to the Board of Directors approval in September 2016.

The preparation of financial statement requires management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the year and the reported amounts of revenue and expenses during the year. The actual results could differ from those estimates. Judgements have been used in the valuation of certain financial instruments.

With the termination of the ADF lending operations and its transfer to ordinary capital resources (OCR) on 1 January 2017, the ADF became a grant-only operation. This significantly changed the primary economic environment of ADF, which warranted a change in its functional currency to the US dollar, being the currency adopted for the ADF grant operations. Accordingly, the ADF commitment authority and liquidity were determined and managed in US dollars to mitigate commitment and disbursement risks. Previously, the special drawing rights (SDR) and the SDR basket of currencies were the functional currencies of the ADF. The change in functional currency has been applied prospectively. Prior period translation adjustments on previously recognized functional currencies will remain in the Accumulated other comprehensive loss and will not be recycled through NET LOSS.

The US dollar is the reporting currency for the purpose of presenting the financial position and the results of operations.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, "Fair Value Measurement" defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's

---

[1] US dollar equivalent based on the Board of Governors' Resolution No. 382 rates.

continued

principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction cost.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB's financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Contributions and Contributed Resources

Upon effectivity of replenishment, contributions committed are recorded in full as Contributed Resources when the Instruments of Contribution are received and are made available for operational commitment. Contributions are generally paid in the currency of the contributor either in cash or promissory notes, based on agreed payment and encashment schedules.

Under ADF IX, ADF X, ADF XI, and ADF 12, donors have the option to pay their contributions under accelerated note encashment (ANE) program and receive a discount. ADF invests the cash generated from this program and the investment income is used to finance operations. The related contributions are recorded at the full undiscounted amount, while the discount is amortized over the standard encashment period of 10 years for ADF IX and ADF 12, and 9 years for ADF X and ADF XI.

Advanced Payments on Contributions

Payments received in advance or as qualified contributions that cannot be made available for operational commitment are recorded as Advance payments on contributions and included under ACCOUNTS PAYABLE AND OTHER LIABILITIES.

Accounting and Reporting Developments

In August 2018, the FASB issued ASU 2018-13 "*Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement*" as part of its disclosure framework project that is based on the newly issued FASB Statement of Financial Accounting Concepts No. 8 "*Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements*"; which modifies and aims to improve the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement. This amendment is effective for ADF on 1 January 2020. ADB is currently assessing the impact of this ASU on ADF's financial statements.

continued

NOTE C—TRANSFER OF LOANS AND CERTAIN OTHER ASSETS TO OCR

Effective 1 January 2017, ADB transferred loans and other assets totaling $30,812 million from the ADF to OCR in accordance with the Board of Governors' Resolution No. 372 authorizing the termination of ADF's lending operations. From then on, concessional lending to lower-income countries continued from the OCR.

The transferred ADF assets comprised loans including accrued interest totaling $27,088 million and liquid assets totaling $3,724 million. Except for the $64 million return of set-aside resources, the rest of the transferred assets was treated as a contribution from ADF to OCR and recognized as a one-time income of $30,748 million in OCR, which has been allocated to ordinary reserves effective 1 January 2017, following the adoption of the Board of Governors' Resolution No. 387 dated 15 March 2017. The contribution part amounting to $30,748 million and the fair value adjustment on the loans amounting to $281 million were recognized as one-time loss of $31,029 million in ADF.

The proportionate share of ADF donors in the transferred assets as of 1 January 2017, taking into account the value of paid-in donor contributions that have been made available for operational commitments which are deemed by ADB to be applied for the transferred assets, was determined in accordance with Article V of the Regulations of the Asian Development Fund. Under Board of Governors' Resolution No. 372, the proportionate share of an ADF donor will be taken into account in the event of the withdrawal of that donor from ADB and ADB's repurchase of its shares, and in the theoretical termination of ADB operations and liquidation of its assets. The value of each donor's paid-in contributions was fixed in US dollars based on the special drawing right value of each donor contribution as of 1 January 2017. This was then used to determine the sources of funds in the transferred assets as summarized in the following table:

Source	$ million	%	Source	$ million	%
Donor Contributions					
Australia	$ 2,213	7.18	Luxembourg	47	0.15
Austria	257	0.83	Malaysia	24	0.08
Belgium	231	0.75	Nauru	0	0.00
Brunei Darussalam	17	0.06	The Netherlands	716	2.32
Canada	1,889	6.13	New Zealand	157	0.51
China, People's Republic of	84	0.27	Norway	266	0.86
Denmark	242	0.79	Portugal	79	0.26
Finland	180	0.58	Singapore	18	0.06
France	1,270	4.12	Spain	432	1.40
Germany	1,679	5.45	Sweden	436	1.42
Hong Kong, China	93	0.30	Switzerland	359	1.17
India	24	0.08	Taipei,China	90	0.29
Indonesia	14	0.05	Thailand	15	0.05
Ireland	79	0.26	Turkey	114	0.37
Italy	1,099	3.57	United Kingdom	1,440	4.67
Japan	11,197	36.34	United States	4,060	13.18
Kazakhstan	4	0.01	**Subtotal**	29,309	95.13
Korea, Republic of	484	1.57	**OCR Net Income Transfers**	1,439	4.67
			Set-Aside Resources	64	0.20
			Total	$ 30,812	100.00

Note: 0 = $0.3 million and 0.00 represents 0.001%.

NOTE D—INVESTMENTS FOR LIQUIDITY PURPOSE

Investment securities and negotiable certificates of deposit are classified as available for sale and are reported at FV. Unrealized gains and losses are reported in FUND BALANCES as part of Accumulated

continued

other comprehensive loss. Realized gains and losses are measured by the difference between amortized cost and the net proceeds of sales.

ADB may engage in securities lending of government or government-guaranteed obligations and corporate obligations, for which ADB receives a guarantee from the securities custodian and a fee. Transfers of securities by ADB to counterparties are not accounted for as sales as the accounting criteria for the treatment of a sale have not been met. These securities must be available to meet ADB's obligation to counterparties. As of 30 September 2018 and 31 December 2017, there were no government or government-guaranteed obligations and corporate obligations transferred under securities lending arrangements included in INVESTMENTS FOR LIQUIDITY PURPOSE.

Interest income on investment securities and time deposits is recognized as earned, and reported net of amortizations of premiums and discounts.

The estimated FV and amortized cost of investments for liquidity purpose by contractual maturity as of 30 September 2018 and 31 December 2017 are as follows:

($ million)

| | 30 September 2018 | | 31 December 2017 | |
	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost
Due in one year or less	$ 1,102	$ 1,103	$ 541	$ 542
Due after one year through five years	2,072	2,123	2,033	2,050
Due after five years through ten years	244	253	310	313
Total	$ 3,418	$ 3,479	$ 2,884	$ 2,905

Additional information relating to investments for liquidity purpose in government or government-guaranteed obligations and corporate obligations classified as available for sale are as follows:

($ million)

As of	30 September 2018	31 December 2017
Amortized cost	$ 2,572	$ 2,505
Estimated fair value	2,511	2,484
Gross unrealized gains	0	1
Gross unrealized losses	(61)	(22)

For the nine months ended 30 September	2018	2017
Change in net unrealized losses from prior period	$ (40)	$ (8)
Proceeds from sales	181	348
Gross gain on sales	–	1
Gross loss on sales	(2)	(0)

0 = less than $0.5 million.

The annualized rate of return on the average investments for liquidity purpose held during the nine months ended 30 September 2018, including securities purchased under resale arrangements, based on the portfolio held at the beginning and end of each month, was 1.92% (1.58% - 2017).

continued

The table below provides a listing of investments that sustained unrealized losses as of 30 September 2018 and 31 December 2017. There were 68 government or government-guaranteed obligations (27 – 31 December 2017) that sustained losses for over one year representing 29.76% (10.69% - 31 December 2017) of the total investments. Comparative details as of 30 September 2018 and 31 December 2017 are as follows:

($ million)

	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
As of 30 September 2018						
Government or government-guaranteed obligations	$ 1,460	$ 30	$ 998	$ 30	$ 2,458	$ 60
Corporate Obligations	22	0	19	1	41	1
Total	$ 1,482	$ 30	$ 1,017	$ 31	$ 2,499	$ 61
As of 31 December 2017						
Government or government-guaranteed obligations	$ 2,021	$ 15	$ 308	$ 6	$ 2,329	$ 21
Corporate Obligations	20	0	–	–	20	0
Total	$ 2,041	$ 15	$ 308	$ 6	$ 2,349	$ 21

0 = less than $0.5 million.

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets as of 30 September 2018 and 31 December 2017 are as follows:

($ million)

		Fair Value Measurements		
	Total	Level 1	Level 2	Level 3
30 September 2018				
Investments for liquidity purpose				
Government or government-guaranteed obligations	$ 2,470	$ 2,382	$ 88	$ –
Time deposits	907	–	907	–
Corporate obligations	41	41	–	–
Securities purchased under resale arrangements	39	–	39	–
Total at fair value	$ 3,457	$ 2,423	$ 1,034	$ –
31 December 2017				
Investments for liquidity purpose				
Government or government-guaranteed obligations	$ 2,464	$ 2,414	$ 50	$ –
Time deposits	400	–	400	–
Corporate obligations	20	20	–	–
Securities purchased under resale arrangements	61	–	61	–
Total at fair value	$ 2,945	$ 2,434	$ 511	$ –

continued

If available, active market quotes are used to assign fair values to investment securities and related financial assets. These include most government or government-guaranteed obligations. Investments and related financial assets where active market quotes are not available are categorized as Level 2 or Level 3, and valuation is provided by independent valuation services, custodians, and asset managers, or based on discounted cash flow model using market observable inputs, such as interest rates, foreign exchange rates, basis spreads, cross currency rates, and volatilities, and unobservable inputs, such as option adjusted spreads, and other techniques. Time deposits are reported at cost, which approximates FV.

NOTE E—SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS

The ADF accounts for transfers of financial assets in accordance with FASB ASC 860, "Transfers and Servicing". Transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as resale arrangements and collateralized financing arrangements. Under resale arrangements, securities purchased are recorded as assets and not re-pledged.

NOTE F—RELATED PARTY TRANSACTIONS

Included in Payable to related funds is the net amount of $17 million ($17 million – 31 December 2017) payable to OCR, and $40 million ($7 million – 31 December 2017) payable to the TASF.

The payable to OCR represents the amount of administrative and operational expenses allocated to the ADF pending settlement while the payable to the TASF represents a portion of installment payments received from donors for ADF 12 that were allocated to the TASF.

NOTE G—CONTRIBUTED RESOURCES AND ADVANCED CONTRIBUTIONS

In June 2018, the ADF received $259 million following the Board of Governors' approval of OCR's 2017 allocable net income.

As of 30 September 2018, ADB has acknowledged contributions from 31 donors totaling $2,239 million for ADF 12, of which $1,066 million was already available for operational commitment and recorded in Contributed Resources.

Advanced contributions received from donors outstanding as of 30 September 2018 total $210 million ($258 million – 31 December 2017) and are presented as Advance payments on contributions under ACCOUNTS PAYABLE AND OTHER LIABILITIES. Of this, contributions totaling $162 million ($199 million – 31 December 2017) were received in demand obligations, and are included in OTHER ASSETS. The remaining $48 million ($59 million – 31 December 2017) was received in cash.

NOTE H—ACCUMULATED OTHER COMPREHENSIVE LOSS

Comprehensive Loss has two major components: NET LOSS (ADF-2) and Other comprehensive loss (ADF-3). Other comprehensive loss includes unrealized gains and losses on Available for Sale securities. Translation adjustment of $1 million in 2017 pertains to the reversal of net notional receivable from set-aside resources.

continued

The following table presents the changes in Accumulated other comprehensive loss balances for the nine months ended 30 September 2018 and 2017:

($ million)

	Accumulated Translation Adjustments		Unrealized Holding Losses on Investments for Liquidity Purpose		Accumulated Other Comprehensive Loss	
	2018	2017	2018	2017	2018	2017
Balance, beginning of the period	$ (1,499)	$ (1,500)	$ (21)	$ 8	$ (1,520)	$ (1,492)
Other comprehensive loss before reclassification	–	–	(42)	(8)	(42)	(8)
Amounts reclassified from accumulated other comprehensive loss	–	1	2	(0)	2	1
Net current-period other comprehensive income (loss)	–	1	(40)	(8)	(40)	(7)
Balance, end of the period	$ (1,499)	$ (1,499)	$ (61)	$ (0)	$ (1,560)	$ (1,499)

0 = less than $0.5 million.

The reclassifications of Accumulated other comprehensive loss to Income and Expenses for the nine months ended 30 September 2018 and 2017 are presented below:

($ million)

Accumulated Other Comprehensive Loss Components	Amounts Reclassified from Accumulated Other Comprehensive Loss		Affected Line Item in the Condensed Statement of Income and Expenses
	2018	2017	
Currency translation adjustments	$ –	$ (1)	NET UNREALIZED (LOSSES) GAINS
Unrealized investment holding (losses) gains on investments for liquidity purpose	(2)	0	NET REALIZED (LOSSES) GAINS FROM INVESTMENTS FOR LIQUIDITY
	$ (2)	$ (1)	

0 = less than $0.5 million.

NOTE I—ADMINISTRATIVE EXPENSES

Administrative expenses represent administration charges from OCR which is an apportionment of administrative expenses of ADB in proportion to the relative volume of operational activities.

NOTE J—GRANTS AND UNDISBURSED GRANTS

Grant financing was introduced in ADF IX. During the first nine months of 2018, 18 grants totaling $808 million (12 grants totaling $103 million – 2017) were committed while 17 grants totaling $654 million, net of $4 million write-back of undisbursed grants for financially closed and/or cancelled grants (20 grants totaling $251 million, net of $184 million writeback – 2017), became effective.

The FV of undisbursed grants approximates the amount outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

continued

NOTE K—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2018 through 19 November 2018, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the ADF's condensed financial statements as of 30 September 2018.

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2018 and 31 December 2017
Expressed in Thousands of US Dollars

	30 September (Unaudited)	31 December (Audited)
ASSETS		
DUE FROM BANKS	$ 39,192	$ 89,842
INVESTMENTS FOR LIQUIDITY PURPOSE (Note C) Time deposits	432,119	312,262
ACCRUED REVENUE	79	141
DUE FROM CONTRIBUTORS (Note F)	286,158	379,714
ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS (Note D)	44,202	12,773
TOTAL	$ **801,750**	$ **794,732**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 821	$ 1,171
UNDISBURSED TECHNICAL ASSISTANCE (Note E)	380,347	394,052
TOTAL LIABILITIES	381,168	395,223
UNCOMMITTED BALANCES (TASF-2), represented by: Unrestricted net assets	420,582	399,509
TOTAL	$ **801,750**	$ **794,732**

The accompanying notes are an integral part of these condensed financial statements (TASF-4).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Nine Months Ended 30 September 2018 and 2017
Expressed in Thousands of US Dollars

	2018	2017
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note F)	$ 117,261	$ 450,860
REVENUE		
From investments for liquidity purpose (Note C)	4,996	2,429
From other sources (Note D)	5,847	5,457
Total	128,104	458,746
EXPENSES		
Technical assistance—net (Note E)	(90,277)	(90,181)
Administrative and financial expenses (Note D)	(5,231)	(4,859)
Total	(95,508)	(95,040)
CONTRIBUTIONS AND REVENUE IN EXCESS OF EXPENSES	32,596	363,706
EXCHANGE (LOSSES) GAINS—net	(11,523)	43,520
INCREASE IN NET ASSETS	21,073	407,226
NET ASSETS AT BEGINNING OF PERIOD	399,509	40,946
NET ASSETS AT END OF PERIOD	$ 420,582	$ 448,172

The accompanying notes are an integral part of these condensed financial statements (TASF-4).

74

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Nine Months Ended 30 September 2018 and 2017
Expressed in Thousands of US Dollars

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 169,708	$ 130,875
Interest received on investments for liquidity purpose	5,057	2,459
Net cash received from other activities	647	625
Technical assistance disbursed	(103,147)	(97,537)
Financial expenses paid	(30)	(27)
Net Cash Provided By Operating Activities	72,235	36,395
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments for liquidity purpose	9,329,624	8,567,457
Purchases of investments for liquidity purpose	(9,456,223)	(8,592,420)
Net Cash Used in Investing Activities	(126,599)	(24,963)
Effect of Exchange Rate Changes on Due from Banks	3,714	3,849
Net (Decrease) Increase in Due from Banks	(50,650)	15,281
Due from Banks at Beginning of Period	89,842	52,752
Due from Banks at End of Period	$ 39,192	$ 68,033

The accompanying notes are an integral part of these condensed financial statements (TASF-4).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2018 and 2017
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2017 audited financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2018 and 2017 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

In July 2016, the Board of Governors adopted a resolution providing for the eleventh replenishment of the Asian Development Fund and the sixth regularized replenishment of the Technical Assistance Special Fund (ADF 12). The replenishment which became effective on 30 May 2017, provides resources to finance the Asian Development Fund (ADF) grant program and the Technical Assistance Special Fund (TASF) operations during 2017-2020. As of 30 September 2018, total replenishment size is $3,805 million, of which $2,587 million comes from donor contributions. Donors agreed to allocate $461 million out of the total donor contributions to the TASF. As of 30 September 2018, ADB received instruments of contributions from 31 donors with the total amount equivalent to $2,587 million including qualified contribution amounting to $304 million[1].

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency and is used to measure exchange gains and losses.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, "Fair Value Measurement" defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB's financial assets and liabilities are categorized as follow:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.

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[1] US dollar equivalent based on the Board of Governors' Resolution No. 382 rates.

continued

Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting and Reporting Developments

In August 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2016-14, *"Not-for-Profit Entities (Topic 958) - Presentation of Financial Statements of Not-for-Profit Entities,"* which improves the usefulness of information provided to donors and other users of not-for-profit entity (NFP) financial statements and reduce complexities or costs in preparing the financial statements. The Update significantly changes how NFPs present net assets on the face of the financial statements, as well as requires additional disclosures for expenses by nature and function and for the liquidity and availability of resources. This ASU is expected to impact disclosures on TASF's annual financial statements as of 31 December 2018, and for interim and annual periods thereafter.

In June 2018, FASB issued ASU 2018-08, *"Not-for-Profit Entities (Topic 958) - Clarifying the Scope and the Accounting Guidance for Contributions Received and Contributions Made",* which should assist entities in (1) evaluating whether transactions should be accounted for as contributions (nonreciprocal transactions) within the scope of Topic 958, Not-for-Profit Entities, or as exchange (reciprocal) transactions subject to other guidance and (2) determining whether a contribution is conditional. Entities should apply the amendments for transactions in which the entity serves as the resource recipient to annual periods beginning after 15 December 2018, and interim periods within annual periods beginning after 15 December 2019. On the other hand, entities should apply the amendments for transactions in which the entity serves as the resource provider to annual periods beginning after 15 December 2019, and interim periods within annual periods beginning after 15 December 2020. ADB is currently assessing the impact of this ASU on TASF's financial statements.

In August 2018, the FASB issued ASU 2018-13, *"Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement"* as part of its disclosure framework project that is based on the newly issued FASB Statement of Financial Accounting Concepts No. 8 "Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements" which modifies and aims to improve the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement. This amendment is effective for TASF on 1 January 2020. ADB is currently assessing the impact of this ASU on TASF's financial statements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 30 September 2018 and 31 December 2017 were in time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rate of return on the average investments held during the nine months ended 30 September 2018, based on the portfolio held at the beginning and end of each month, was 1.81% (1.05% –2017).

continued

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 30 September 2018 and 31 December 2017 is as follows:

($ thousand)

30 September 2018	Total	Fair Value Measurements		
		Level 1	Level 2	Level 3
Investments for liquidity purpose				
Time deposits	$ 432,119	$ —	$ 432,119	$ —
31 December 2017				
Investments for liquidity purpose				
Time deposits	$ 312,262	$ —	$ 312,262	$ —

ADB maintains documented processes and internal controls to value the investment securities. If available, investment securities are fair valued based on active market quotes. Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and Special Fund resources are at all times used, committed, and invested entirely separately from each other. Under the four most recent replenishments, a specific portion of the total contributions under each is allocated to the TASF as regularized replenishments. ADF receives the contributions from members and subsequently transfers the specified portion to the TASF. Regional technical assistance projects and programs activities may be cofinanced by ADB's other special funds and trust funds administered by ADB (Agency Trust Funds). Interfund accounts are settled regularly between the TASF and the other funds.

ADB does not allocate any service fees to the TASF for administering technical assistance (TA) which involves a range of personnel services. The TASF has estimated the FV of personnel services involved in administering TAs to be 5% of amounts disbursed for TA projects. For the nine months ended 30 September 2018, the calculated service fee was $5,199,000 ($4,833,000 – 2017) and recorded as EXPENSES Administrative expenses and REVENUE From other sources. The transaction has no impact on the net assets of the TASF.

The interfund account balances included in ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES are as follows:

	30 September 2018		31 December 2017	
Receivable from:				
Asian Development Fund	$	39,673	$	7,459
Financial Sector Development Partnership Special Fur		27		97
Regional Cooperation and Integration Fund		18		15
Climate Change Fund		8		—
Agency Trust Funds—net		367		466
	$	40,093	$	8,037
Payable to:				
Ordinary capital resources	$	315	$	202
Climate Change Fund		—		5
	$	315	$	207

continued

NOTE E—TECHNICAL ASSISTANCE AND RELATED UNDISBURSED AMOUNTS

TA is recognized in the financial statements when the project becomes effective. Upon completion or cancellation of a TA project, any undisbursed amount is written back as a reduction in TA for the period and the corresponding undisbursed balance is eliminated accordingly. During the nine months ended 30 September 2018, 94 TA projects and 39 supplementary approvals totaling $108,730,000 became effective (81 TA projects and 50 supplementary approvals totaling $106,250,000 – 2017) and a net amount of $18,453,000 ($16,069,000 – 2017) was written back as a reduction in TA.

Total undisbursed TAs are denominated in US dollars and represent effective TAs which have not been disbursed.

ADB normally finances all TA on a grant basis. However, some TA operations are subject to arrangements for recovery of the full cost of the TA or provided on a reimbursable basis. As of 30 September 2018, $445,000 ($870,000 – 31 December 2017) was included in ACCOUNTS PAYABLE AND OTHER LIABILITIES as reimbursement for the TA, received in advance of the TA approval.

NOTE F—CONTRIBUTIONS

Contributions for the nine months ended 30 September 2018 totaling $117,261,000 comprise transfer of $80,000,000 from OCR's 2017 allocable net income, net contributions amounting to $37,191,000 that were allocated from the ADF 12 and a direct voluntary contribution of $70,000.

During the nine months ended 30 September 2018, ADB received (in cash and promissory notes) $117,755,000 from 31 donors as part of ADF 12. As of 30 September 2018, total contributions not yet received reported as DUE FROM CONTRIBUTORS amounted to $286,158,000 of which $252,810,000 came from ADF 12, which are payable throughout the remaining replenishment period in accordance with the installment schedules. The rest is mainly from previous regularized replenishments ($9,318,000 – ADF XI, $19,727,000 – ADF X and $4,301,000 – ADF IX).

NOTE G—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2018 through 19 November 2018, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the TASF's condensed statements as of 30 September 2018.

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2018 and 31 December 2017
Expressed in Thousands of US Dollars

	30 September (Unaudited)			31 December (Audited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
ASSETS						
DUE FROM BANKS	$ 186	$ 1,928	$ 2,114	$ 184	$ 1,206	$ 1,390
INVESTMENTS FOR LIQUIDITY PURPOSE (Note C) Time deposits	37,934	68,723	106,657	37,411	68,749	106,160
ACCRUED REVENUE	5	9	14	15	35	50
TOTAL	$ 38,125	$ 70,660	$ 108,785	$ 37,610	$ 69,990	$ 107,600
LIABILITIES AND NET ASSETS						
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ –	$ 21	$ 21	$ –	$ 22	$ 22
UNDISBURSED TECHNICAL ASSISTANCE (Note E)	–	–	–	–	428	428
TOTAL LIABILITIES	–	21	21	–	450	450
NET ASSETS (JSF-2), represented by: Uncommitted balances (Note F)						
Unrestricted	–	70,639	70,639	–	69,540	69,540
Temporarily restricted	28,199	–	28,199	28,199	–	28,199
	28,199	70,639	98,838	28,199	69,540	97,739
Net accumulated investment income (Note F)						
Temporarily restricted	9,926	–	9,926	9,411	–	9,411
	38,125	70,639	108,764	37,610	69,540	107,150
TOTAL	$ 38,125	$ 70,660	$ 108,785	$ 37,610	$ 69,990	$ 107,600

The accompanying notes are an integral part of these condensed financial statements (JSF-4).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Nine Months Ended 30 September 2018 and 2017
Expressed in Thousands of US Dollars

	2018			2017		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CHANGES IN UNRESTRICTED NET ASSETS						
REVENUE FROM INVESTMENTS FOR LIQUIDITY PURPOSE (Note C)	$ —	$ 948	$ 948	$ —	$ 527	$ 527
REVENUE FROM OTHER SOURCES	—	18	18	—	5	5
NET ASSETS REVERTED FROM TEMPORARILY RESTRICTED ASSETS	0	—	0	1	—	1
Total	0	966	966	1	532	533
EXPENSES						
Technical assistance—net (Note E)	—	180	180	—	191	191
Administrative and financial expenses	(0)	(47)	(47)	—	(46)	(46)
Total	(0)	133	133	—	145	145
INCREASE IN UNRESTRICTED NET ASSETS	—	1,099	1,099	1	677	678
CHANGES IN TEMPORARILY RESTRICTED NET ASSETS						
REVENUE FROM INVESTMENTS FOR LIQUIDITY PURPOSE AND OTHER SOURCES (Note C)	515	—	515	286	—	286
NET ASSETS TRANSFERRED TO UNRESTRICTED ASSETS	(0)	—	(0)	(1)	—	(1)
INCREASE IN TEMPORARILY RESTRICTED NET ASSETS	515	—	515	285	—	285
INCREASE IN NET ASSETS	515	1,099	1,614	286	677	963
NET ASSETS AT BEGINNING OF PERIOD	37,610	69,540	107,150	37,199	68,668	105,867
NET ASSETS AT END OF PERIOD	**$ 38,125**	**$ 70,639**	**$ 108,764**	**$ 37,485**	**$ 69,345**	**$ 106,830**

0 = Less than $500.
The accompanying notes are an integral part of these condensed financial statements (JSF-4).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Nine Months Ended 30 September 2018 and 2017
Expressed in Thousands of US Dollars

	2018			2017		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CASH FLOWS FROM OPERATING ACTIVITIES						
Interest received on investments for liquidity purpose	$ 523	$ 974	$ 1,497	$ 289	$ 519	$ 808
Net cash received from other sources	2	18	20	1	5	6
Technical assistance disbursed	–	(248)	(248)	–	(793)	(793)
Administrative and financial expenses paid	(0)	(48)	(48)	–	(76)	(76)
Net Cash Provided by (Used in) Operating Activities	525	696	1,221	290	(345)	(55)
CASH FLOWS FROM INVESTING ACTIVITIES						
Maturities of investments for liquidity purpose	1,430,781	2,447,769	3,878,550	1,448,401	1,871,131	3,319,532
Purchases of investments for liquidity purpose	(1,431,304)	(2,447,743)	(3,879,047)	(1,448,690)	(1,870,650)	(3,319,340)
Net Cash (Used in) Provided by Investing Activities	(523)	26	(497)	(289)	481	192
Net Increase in Due from Banks	2	722	724	1	136	137
Due from Banks at Beginning of Period	184	1,206	1,390	182	1,091	1,273
Due from Banks at End of Period	$ 186	$ 1,928	$ 2,114	$ 183	$ 1,227	$ 1,410

0 = Less than $500.

The accompanying notes are an integral part of these condensed financial statements (JSF-4).

82

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2018 and 2017
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2017 audited financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2018 and 2017 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Japan Special Fund (JSF), representing the currency of the primary economic operating environment.

The JSF reports the contributions of cash and other assets as restricted support if they are received with donor stipulations that limit the use of the donated assets. When the donor restriction expires, that is, when a stipulated time or purpose restriction is accomplished, temporarily restricted net assets are reclassified to unrestricted net assets and reported in the Statement of Activities and Changes in Net Assets as NET ASSETS TRANSFERRED TO UNRESTRICTED ASSETS.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, "Fair Value Measurement" defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB's financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

continued

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting and Reporting Developments

In 2016, the Financial Accounting Standards Board (FASB) issued the following Accounting Standard Updates (ASUs): (i) ASU 2016-14, *"Not-for-Profit Entities (Topic 958) - Presentation of Financial Statements of Not-for-Profit Entities,"* which improves the usefulness of information provided to donors and other users of not-for-profit entity (NFP) financial statements and reduce complexities or costs in preparing the financial statements. The update significantly changes how NFPs present net assets on the face of the financial statements, as well as requires additional disclosures for expenses by nature and function and for the liquidity and availability of resources. This ASU, which is expected to impact disclosures on JSF's financial statements upon effectivity, will become effective on JSF's annual financial statements as of 31 December 2018, and for interim and annual periods thereafter; and (ii) ASU 2016-18, *"Statement of Cash Flows (Topic 230) – Restricted Cash,"* which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash and restricted cash equivalents. This ASU was adopted effective 1 January 2018 with no material impact on JSF's financial statements.

In June 2018, FASB issued ASU 2018-08, "*Not-for-Profit Entities (Topic 958) - Clarifying the Scope and the Accounting Guidance for Contributions Received and Contributions Made*", which should assist entities in (1) evaluating whether transactions should be accounted for as contributions (nonreciprocal transactions) within the scope of Topic 958, Not-for-Profit Entities, or as exchange (reciprocal) transactions subject to other guidance and (2) determining whether a contribution is conditional. Entities should apply the amendments for transactions in which the entity serves as the resource recipient to annual periods beginning after 15 December 2018, and interim periods within annual periods beginning after 15 December 2019. ADB is currently assessing the impact of this ASU on JSF's financial statements.

In August 2018, the FASB issued ASU 2018-13 "*Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement*" as part of its disclosure framework project that is based on the newly issued FASB Statement of Financial Accounting Concepts No. 8 "*Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements*"; which modifies and aims to improve the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement. This amendment is effective for JSF on 1 January 2020. ADB is currently assessing the impact of this ASU on JSF's financial statements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 30 September 2018 and 31 December 2017 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE FROM INVESTMENTS FOR LIQUIDITY PURPOSE.

The annualized rates of return on the average investments for liquidity purpose held under the Asian Currency Crisis Support Facility (ACCSF) and the JSF during the nine months ended 30 September 2018, based on the portfolio held at the beginning and end of each month, were 1.84% and 1.81%, respectively (1.02% and 1.02%, respectively – 2017).

84

continued

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 30 September 2018 and 31 December 2017 is as follows:

($ thousand)

| | Total | Fair Value Measurements | | |
		Level 1	Level 2	Level 3
30 September 2018				
Investments for liquidity purpose				
Time deposits	$ 106,657	$ —	$ 106,657	$ —
31 December 2017				
Investments for liquidity purpose				
Time deposits	$ 106,160	$ —	$ 106,160	$ —

ADB maintains documented processes and internal controls to value the investment securities. Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and special funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the JSF are settled regularly with OCR and other funds. Regional technical assistance projects and programs may be combined activities that are financed by special and trust funds.

As of 30 September 2018, $4,000 ($5,000 – December 2017) was payable to OCR which is included in the ACCOUNTS PAYABLE AND OTHER LIABILITIES.

NOTE E—TECHNICAL ASSISTANCE AND RELATED UNDISBURSED AMOUNTS

Technical assistance (TA) is recognized in the financial statements when the project becomes effective. Upon completion of a TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA for the period and the corresponding undisbursed balance is eliminated accordingly. During the nine months ended 30 September 2018, no new TA was made effective (nil – 2017), and $180,000 undisbursed amounts were written back ($191,000 – 2017).

Total undisbursed TAs are denominated in US dollars and represent effective TAs which have not been disbursed.

NOTE F—CONTRIBUTIONS AND TEMPORARILY RESTRICTED NET ASSETS

Contributions received for specific TA projects/programs are classified as temporarily restricted support. As of 30 September 2018, the remaining temporarily restricted uncommitted balance pertains to the ACCSF which amounted to $28,199,000 ($28,199,000 – 31 December 2017) and net accumulated income from investments for liquidity purpose for settlement of all administrative expenses amounted to $9,926,000 ($9,411,000 – 31 December 2017).

continued

NOTE G—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2018 through 19 November 2018, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the JSF's condensed financial statements as of 30 September 2018.

86

ADBI-1

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2018 and 31 December 2017
Expressed in Thousands of US Dollars

	30 September (Unaudited)		31 December (Audited)	
ASSETS				
DUE FROM BANKS		$17,795		$13,809
PROPERTY, FURNITURE, AND EQUIPMENT		30		37
DUE FROM CONTRIBUTORS (Note E)		–		5,964
LONG-TERM GUARANTEE DEPOSITS (Note C)		1,252		1,263
OTHER ASSETS (Note G)		240		287
TOTAL		**$19,317**		**$21,360**
LIABILITIES AND UNCOMMITTED BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Accrued pension and postretirement medical benefit costs	$ 7,486		$ 7,286	
Asset reinstatement obligations (Note D)	951		960	
Others (Note G)	1,000	$ 9,437	1,050	$ 9,296
UNCOMMITTED BALANCES (ADBI-2), represented by:				
Unrestricted	9,716		11,871	
Temporarily restricted (Note F)	164	9,880	193	12,064
TOTAL		**$19,317**		**$21,360**

The accompanying notes are an integral part of these condensed financial statements (ADBI-4).

ADBI-2

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Nine Months Ended 30 September 2018 and 2017
Expressed in Thousands of US Dollars

	2018	2017
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note E)	$ 6,958	$ 6,791
REVENUE		
From rental (Note F)	238	240
From other sources—net (Notes F and G)	191	64
NET ASSETS RELEASED FROM TEMPORARILY RESTRICTED ASSETS	284	–
Total	7,671	7,095
EXPENSES		
Administrative expenses (Note G)	(6,173)	(6,451)
Program expenses	(3,669)	(2,854)
Total	(9,842)	(9,305)
CONTRIBUTIONS AND REVENUE LESS THAN EXPENSES	(2,171)	(2,210)
EXCHANGE (LOSSES) GAINS—net	(79)	339
TRANSLATION ADJUSTMENTS	95	182
DECREASE IN UNRESTRICTED NET ASSETS	(2,155)	(1,689)
CHANGES IN TEMPORARILY RESTRICTED NET ASSETS		
REVENUE FROM OTHER SOURCES (Note F)	255	245
NET ASSETS RELEASED TO UNRESTRICTED ASSETS	(284)	–
(DECREASE) INCREASE IN TEMPORARILY RESTRICTED NET ASSETS	(29)	245
DECREASE IN NET ASSETS	(2,184)	(1,444)
NET ASSETS AT BEGINNING OF PERIOD	12,064	10,008
NET ASSETS AT END OF PERIOD	$ **9,880**	$ **8,564**

The accompanying notes are an integral part of these condensed financial statements (ADBI-4).

88

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Nine Months Ended 30 September 2018 and 2017
Expressed in Thousands of US Dollars

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 13,042	$ 12,535
Expenses paid	(9,635)	(8,798)
Others—net	605	888
Net Cash Provided by Operating Activities	4,012	4,625
Effect of Exchange Rate Changes on Due from Banks	(26)	138
Net Increase in Due From Banks	3,986	4,763
Due From Banks at Beginning of Period	13,809	11,473
Due From Banks at End of Period	$ 17,795	$ 16,236

The accompanying notes are an integral part of these condensed financial statements (ADBI-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2018 and 2017
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2017 audited financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2018 and 2017 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

The functional currency of Asian Development Bank Institute (the Institute) is the yen. To date, contributions from Japan, Korea, Australia, Indonesia and the People's Republic of China have been received. The reporting currency is the US dollar and the financial statements are expressed in US dollars.

The Institute reports the contributions of cash and other assets as restricted support if they are received with donor stipulations that limit the use of the donated assets. When the donor restriction expires, that is, when a stipulated time or purpose restriction is accomplished, temporarily restricted net assets are reclassified to unrestricted net assets and reported in the Statement of Activities and Changes in Net Assets.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, "Fair Value Measurement" defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB's financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

continued

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting and Reporting Developments

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2016-02, *"Leases (Topic 842),"* which requires lessees to recognize lease assets and lease liabilities for the rights and obligations arising from operating leases with terms more than 12 months. This also requires qualitative and specific quantitative disclosures. In August 2018, ASUs 2018-10 and 2018-11 were issued to make targeted improvements to Topic 842, Leases. These Updates are effective for ADBI on 1 January 2020 where requirements of the new leases standard will only be applied at the adoption date and a cumulative-effect adjustment to the opening balance of retained earnings will be recognized in the period of adoption. ADB is currently assessing the impact of these ASUs on the Institute's financial statements.

In 2016, the FASB issued the following ASUs: (i) ASU 2016-14, *"Not-for-Profit Entities (Topic 958) - Presentation of Financial Statements of Not-for-Profit Entities,"* which improves the usefulness of information provided to donors and other users of not-for-profit entity (NFP) financial statements and reduce complexities or costs in preparing the financial statements. The update significantly changes how NFPs present net assets on the face of the financial statements, as well as requires additional disclosures for expenses by nature and function and for the liquidity and availability of resources. This ASU, which is expected to impact disclosures on the Institute's financial statements upon effectivity, will become effective on the Institute's annual financial statements as of 31 December 2018, and for interim and annual periods thereafter; and (ii) ASU 2016-18, *"Statement of Cash Flows (Topic 230) – Restricted Cash,"* which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash and restricted cash equivalents. This ASU was adopted effective 1 January 2018 with no material impact on the Institute's financial statements.

In March 2017, the FASB issued ASU 2017-07 *"Compensation—Retirement Benefits (Topic 715) - Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost"* which requires employers to report the service cost component of net periodic pension cost (NPPC) as compensation cost and the other NPPC components (e.g. interest cost, expected return on plan assets and recognized actuarial gain/loss) outside of income from operations on the income statement or be disclosed in the notes to the financial statements. The amendment also allows only the service cost component of NPPC to be eligible for capitalization when applicable. The amendments became effective on 1 January 2018 and did not have a material impact on the Institute's financial statements.

In June 2018, FASB issued ASU 2018-08, *"Not-for-Profit Entities (Topic 958) - Clarifying the Scope and the Accounting Guidance for Contributions Received and Contributions Made"*, which should assist entities in (1) evaluating whether transactions should be accounted for as contributions (nonreciprocal transactions) within the scope of Topic 958, Not-for-Profit Entities, or as exchange (reciprocal) transactions subject to other guidance and (2) determining whether a contribution is conditional. Entities should apply the amendments for transactions in which the entity serves as the resource recipient to annual periods beginning after 15 December 2018, and interim periods within annual periods beginning after 15 December 2019. ADB is currently assessing the impact of this ASU on the Institute's financial statements.

In August 2018, the FASB issued the following ASUs as part of its disclosure framework project that is based on the newly issued FASB Statement of Financial Accounting Concepts No. 8 *"Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements"*: (i) ASU 2018-13 *"Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement"* which modifies and aims to improve the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement. This amendment is effective for ADBI on 1 January 2020; and (ii) ASU 2018-14 *"Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-*

continued

20)—Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans" which remove disclosures that no longer are considered cost-beneficial, clarify the specific requirements of disclosures, and add disclosure requirements identified as relevant. This amendment is effective for ADBI on 1 January 2022. ADB is currently assessing the impact of these ASUs on the Institute's financial statements.

In August 2018, the FASB issued ASU 2018-15, *"Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract"* which align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). This amendment is effective for ADBI on 1 January 2021 where requirements should be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. ADB is currently assessing the impact of this ASU on the Institute's financial statements.

NOTE C—LONG-TERM GUARANTEE DEPOSITS

The Institute leases office space and deposits the equivalent of six months of office rent to the lessor, as stipulated in the contract of lease signed in 1997. The amount is updated every contract renewal. The last renewal date was 1 April 2017.

NOTE D—ASSET REINSTATEMENT OBLIGATIONS

The Institute has recorded the estimated asset reinstatement obligations related to leased office space.

NOTE E—CONTRIBUTIONS

Contributions pertain to donations from governments of ADB's member countries and are approved by the ADB Board of Directors. Contributions are recognized in the Statement of Activities and Changes in Net Assets when unconditional commitments are received from the donors.

Contributions received during the nine months ended 30 September 2018 and 2017 were as follows:

(in thousand)

Donor	Amount of commitment		Commitment date	Receipt date
	LC	USD		
Government of Japan				
31st contribution	¥ 672,070	$ 6,083	June 2018	29 June 2018
30th contribution	¥ 672,069	$ 5,964	December 2017	17 January 2018
29th contribution	¥ 672,070	$ 6,091	June 2017	12 June 2017
28th contribution	¥ 672,070	$ 5,744	December 2016	6 January 2017
Government of Republic of Korea				
1st installment of the 3rd contribution		$ 875	March 2018	5 April 2018
3rd installment of the 2nd contribution		$ 700	April 2017	28 April 2017

LC = local currency, USD = US dollar.

continued

NOTE F—REVENUE

Rental

Revenue from rental consists of sublease rental income totaling $238,000 ($240,000 – 2017) for the nine months ended 30 September 2018 received according to a space-sharing agreement with the Japanese Representative Office of ADB. The transactions with ADB were made in the ordinary course of business and negotiated at arm's length.

Other sources - Unrestricted

Revenue from other sources during the nine months ended 30 September 2018 include contractual revenue from technical services rendered by the Institute totaling $138,000 (nil – 2017).

Other sources - Restricted

Grants received during the nine months ended 30 September 2018 amounted to $255,000 ($245,000 – 2017) from a private donor for non-sewered sanitation program and are classified as temporarily restricted support. Net assets released to unrestricted assets amounting to $284,000 (nil – 2017) relate to expenses which have satisfied the conditions specified by the donor.

The temporarily restricted uncommitted balance including net accumulated interest income as of 30 September 2018 amounts to $164,000 ($193,000 – 31 December 2017).

NOTE G—RELATED PARTY TRANSACTIONS

ADB has not allocated service fees to the Institute for a range of administrative and financial services such as managing the investments or administering the Staff Retirement Plan and Post-Retirement Group Medical Insurance Plan. The FV of those personnel services has been estimated to be 10 basis points of the average balance of the Institute's liquid assets. For the nine months ended 30 September 2018, the calculated service fee was $14,000 ($12,000 – 2017) and recorded as Administrative expenses and REVENUE From other sources—net. The transaction has no impact on the net assets of the Institute.

Included in ACCOUNTS PAYABLE AND OTHER LIABILITIES were the amounts net payable to OCR of $20,000 at 30 September 2018 ($147,000 – 31 December 2017). The payable resulted from transactions in the normal course of business.

NOTE H—SUBSEQUENT EVENTS

The Institute has evaluated subsequent events after 30 September 2018 through 19 November 2018, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the Institute's condensed financial statements as of 30 September 2018.

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2018 and 31 December 2017
Expressed in Thousands of US Dollars

	30 September (Unaudited)		31 December (Audited)	
ASSETS				
DUE FROM BANKS	$	2,311	$	1,917
INVESTMENTS FOR LIQUIDITY PURPOSE (Note C)				
Time deposits		16,894		19,839
ACCRUED REVENUE		2		8
ADVANCES FOR TECHNICAL ASSISTANCE				
AND OTHER ASSETS (Note D)		82		37
TOTAL	$	**19,289**	$	**21,801**
LIABILITIES AND UNCOMMITTED BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$	61	$	78
UNDISBURSED TECHNICAL ASSISTANCE (Note E)		7,508		7,456
TOTAL LIABILITIES		7,569		7,534
UNCOMMITTED BALANCES (RCIF-2), represented by:				
Unrestricted net assets		11,720		14,267
TOTAL	$	**19,289**	$	**21,801**

The accompanying notes are an integral part of these condensed financial statements (RCIF-4).

94

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Nine Months Ended 30 September 2018 and 2017
Expressed in Thousands of US Dollars

	2018	2017
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS	$ —	$ 10,000
REVENUE		
From investments for liquidity purpose (Note C)	249	127
From other sources	3	2
Total	252	10,129
EXPENSES		
Technical assistance—net (Note E)	(2,678)	101
Administrative and financial expenses (Note D)	(132)	(77)
Total	(2,810)	24
CONTRIBUTIONS AND REVENUE (LESS THAN) IN EXCESS OF EXPENSES	(2,558)	10,153
EXCHANGE GAINS—net	11	0
(DECREASE) INCREASE IN NET ASSETS	(2,547)	10,153
NET ASSETS AT BEGINNING OF PERIOD	14,267	5,850
NET ASSETS AT END OF PERIOD	**$ 11,720**	**$ 16,003**

0 = Less than $500.
The accompanying notes are an integral part of these condensed financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Nine Months Ended 30 September 2018 and 2017
Expressed in Thousands of US Dollars

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ —	$ 10,000
Interest received on investments for liquidity purpose	255	128
Cash received from other sources	3	2
Technical assistance disbursed	(2,674)	(1,747)
Administrative and financial expenses paid	(135)	(90)
Net Cash (Used in) Provided by Operating Activities	(2,551)	8,293
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments for liquidity purpose	720,781	613,031
Purchases of investments for liquidity purpose	(717,836)	(621,559)
Net Cash Provided by (Used in) Investing Activities	2,945	(8,528)
Net Increase (Decrease) in Due From Banks	394	(235)
Due from Banks at Beginning of Period	1,917	2,053
Due from Banks at End of Period	$ 2,311	$ 1,818

The accompanying notes are an integral part of these condensed financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2018 and 2017
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2017 audited financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2018 and 2017 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Regional Cooperation and Integration Fund (RCIF), representing the currency of the primary economic operating environment.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, "Fair Value Measurement" defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB's financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

continued

Accounting and Reporting Developments

In August 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2016-14, *"Not-for-Profit Entities (Topic 958) - Presentation of Financial Statements of Not-for-Profit Entities,"* which improves the usefulness of information provided to donors and other users of not-for-profit entity (NFP) financial statements and reduce complexities or costs in preparing the financial statements. The update significantly changes how NFPs present net assets on the face of the financial statements, as well as requires additional disclosures for expenses by nature and function and for the liquidity and availability of resources. This ASU is expected to impact disclosures on RCIF's annual financial statements as of 31 December 2018, and for interim and annual periods thereafter.

In June 2018, FASB issued ASU 2018-08, "*Not-for-Profit Entities (Topic 958) - Clarifying the Scope and the Accounting Guidance for Contributions Received and Contributions Made*", which should assist entities in (1) evaluating whether transactions should be accounted for as contributions (nonreciprocal transactions) within the scope of Topic 958, Not-for-Profit Entities, or as exchange (reciprocal) transactions subject to other guidance and (2) determining whether a contribution is conditional. Entities should apply the amendments for transactions in which the entity serves as the resource recipient to annual periods beginning after 15 December 2018, and interim periods within annual periods beginning after 15 December 2019. ADB is currently assessing the impact of this ASU on RCIF's financial statements.

In August 2018, the FASB issued ASU 2018-13 "*Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement*" as part of its disclosure framework project that is based on the newly issued FASB Statement of Financial Accounting Concepts No. 8 "*Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements*"; which modifies and aims to improve the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement. This amendment is effective for RCIF on 1 January 2020. ADB is currently assessing the impact of this ASU on RCIF's financial statements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 30 September 2018 and 31 December 2017 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rate of return on the average investments for liquidity purpose held during the nine months ended 30 September 2018, based on the portfolio held at the beginning and end of each month, was 1.80% (1.05% – 2017).

continued

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 30 September 2018 and 31 December 2017 is as follows:

($ thousand)

| | Total | Fair Value Measurements | | |
		Level 1	Level 2	Level 3
30 September 2018				
Investments for liquidity purpose				
Time deposits	$ 16,894	$ —	$ 16,894	$ —
31 December 2017				
Investments for liquidity purpose				
Time deposits	$ 19,839	$ —	$ 19,839	$ —

ADB maintains documented processes and internal controls to value the investment securities. Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and special funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the RCIF are settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's incremental cost for the administration, management, supervision, and operation of the RCIF and the RCI Trust Fund, a trust fund administered by ADB. The service fee is currently 5% of the amount disbursed for technical assistance and 2% of the amount disbursed for grant components of investment projects.

Included in ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES are the following:

($ thousand)

	30 September 2018	31 December 2017
Receivable from:		
Agency Trust Funds—net	$ 1	$ —
Payable to:		
Ordinary capital resources	$ 17	$ 25
Technical Assistance Special Fund	18	15
Agency Trust Funds—net	—	19
Total	$ 35	$ 59

continued

NOTE E—TECHNICAL ASSISTANCE AND RELATED UNDISBURSED AMOUNTS

Technical assistance (TA) is recognized in the financial statements when the project becomes effective. Upon completion of the TA project, any undisbursed amount is written back as a reduction in TA for the period and the corresponding undisbursed balance is eliminated accordingly. During the nine months ended 30 September 2018, three TA projects and one supplementary approval totaling $3,250,000 became effective (one TA project and one supplementary approval totaling to $1,000,000 – 2017), and $572,000 undisbursed amounts were written back ($1,101,000 – 2017).

Total undisbursed TAs are denominated in US dollars and represent effective TAs which have not been disbursed.

NOTE F—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2018 through 19 November 2018, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the RCIF's condensed financial statements as of 30 September 2018.

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2018 and 31 December 2017
Expressed in Thousands of US Dollars

	30 September (Unaudited)		31 December (Audited)	
ASSETS				
DUE FROM BANKS	$	1,092	$	2,722
INVESTMENTS FOR LIQUIDITY PURPOSE (Note C)				
Time deposits		25,722		25,662
ACCRUED REVENUE		3		11
ADVANCES FOR TECHNICAL ASSISTANCE AND GRANTS				
AND OTHER ASSETS (Note D)		35		244
TOTAL	$	**26,852**	$	**28,639**
LIABILITIES AND UNCOMMITTED BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$	45	$	235
UNDISBURSED TECHNICAL ASSISTANCE AND GRANTS (Note E)		8,253		8,183
TOTAL LIABILITIES		8,298		8,418
UNCOMMITTED BALANCES (CCF-2), represented by:				
Unrestricted net assets		18,554		20,221
TOTAL	$	**26,852**	$	**28,639**

The accompanying notes are an integral part of these condensed financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Nine Months Ended 30 September 2018 and 2017
Expressed in Thousands of US Dollars

	2018	2017
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS	$ —	$ 15,000
REVENUE		
From investments for liquidity purpose (Note C)	352	172
From other sources	19	8
Total	371	15,180
EXPENSES		
Technical assistance and grants—net (Note E)	(1,607)	(19)
Administrative and financial expenses (Note D)	(431)	(991)
Total	(2,038)	(1,010)
CONTRIBUTIONS AND REVENUE (LESS THAN) IN EXCESS OF EXPENSES	(1,667)	14,170
EXCHANGE LOSSES—net	(0)	(1)
(DECREASE) INCREASE IN NET ASSETS	(1,667)	14,169
NET ASSETS AT BEGINNING OF PERIOD	20,221	8,217
NET ASSETS AT END OF PERIOD	**$ 18,554**	**$ 22,386**

0 = Less than $500.
The accompanying notes are an integral part of these condensed financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Nine Months Ended 30 September 2018 and 2017
Expressed in Thousands of US Dollars

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ —	$ 15,000
Interest received on investments for liquidity purpose	359	174
Cash received from other activities	19	8
Technical assistance and grants disbursed	(1,859)	(3,757)
Administrative and financial expenses paid	(90)	(310)
Net Cash (Used in) Provided by Operating Activities	(1,571)	11,115
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments for liquidity purpose	1,008,873	803,499
Purchases of investments for liquidity purpose	(1,008,932)	(814,773)
Net Cash Used in Investing Activities	(59)	(11,274)
Net Decrease in Due From Banks	(1,630)	(159)
Due from Banks at Beginning of Period	2,722	1,539
Due from Banks at End of Period	$ 1,092	$ 1,380

The accompanying notes are an integral part of these condensed financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2018 and 2017
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2017 audited financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2018 and 2017 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Climate Change Fund (CCF), representing the currency of the primary economic operating environment.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, "Fair Value Measurement" defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB's financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

continued

Accounting and Reporting Developments

In August 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2016-14, *"Not-for-Profit Entities (Topic 958) - Presentation of Financial Statements of Not-for-Profit Entities,"* which improves the usefulness of information provided to donors and other users of not-for-profit entity (NFP) financial statements and reduce complexities or costs in preparing the financial statements. The update significantly changes how NFPs present net assets on the face of the financial statements, as well as requires additional disclosures for expenses by nature and function and for the liquidity and availability of resources. This ASU is expected to impact disclosures on CCF's annual financial statements as of 31 December 2018, and for interim and annual periods thereafter.

In June 2018, FASB issued ASU 2018-08, "*Not-for-Profit Entities (Topic 958) - Clarifying the Scope and the Accounting Guidance for Contributions Received and Contributions Made*", which should assist entities in (1) evaluating whether transactions should be accounted for as contributions (nonreciprocal transactions) within the scope of Topic 958, Not-for-Profit Entities, or as exchange (reciprocal) transactions subject to other guidance and (2) determining whether a contribution is conditional. Entities should apply the amendments for transactions in which the entity serves as the resource recipient to annual periods beginning after 15 December 2018, and interim periods within annual periods beginning after 15 December 2019. On the other hand, entities should apply the amendments for transactions in which the entity serves as the resource provider to annual periods beginning after 15 December 2019, and interim periods within annual periods beginning after 15 December 2020. ADB is currently assessing the impact of this ASU on CCF's financial statements.

In August 2018, the FASB issued ASU 2018-13 "*Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement*" as part of its disclosure framework project that is based on the newly issued FASB Statement of Financial Accounting Concepts No. 8 "*Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements*"; which modifies and aims to improve the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement. This amendment is effective for CCF on 1 January 2020. ADB is currently assessing the impact of this ASU on CCF's financial statements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 30 September 2018 and 31 December 2017 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rate of return on the average investments for liquidity purpose held during the nine months ended 30 September 2018, based on the portfolio held at the beginning and end of each month, was 1.81% (1.13% – 2017).

continued

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 30 September 2018 and 31 December 2017 is as follows:

($ thousand)

| | Total | Fair Value Measurements | | |
		Level 1	Level 2	Level 3
30 September 2018				
Investments for liquidity purpose				
Time deposits	$ 25,722	$ –	$ 25,722	$ –
31 December 2017				
Investments for liquidity purpose				
Time deposits	$ 25,662	$ –	$ 25,662	$ –

ADB maintains documented processes and internal controls to value the investment securities. Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and special funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the CCF are settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's incremental cost for the administration, management, supervision, and operation of the CCF. The service fee is currently 5% of the amount disbursed for technical assistance and 2% of the amount disbursed for grant components of investment projects.

Included in ADVANCES FOR TECHNICAL ASSISTANCE AND GRANTS AND OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES are the following:

($ thousand)

	30 September 2018	31 December 2017
Receivable from:		
Technical Assistance Special Fund	$ –	$ 5
Agency Trust Funds	6	82
Total	$ 6	$ 87
Payable to:		
Ordinary capital resources	$ 20	$ 218
Technical Assistance Special Fund	8	–
Total	$ 28	$ 218

continued

NOTE E—TECHNICAL ASSISTANCE, GRANTS AND RELATED UNDISBURSED AMOUNTS

Technical assistance (TA) and grants are recognized in the financial statements when the project becomes effective. Upon completion of the TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA or grants for the period and the corresponding undisbursed balance is eliminated accordingly. During the nine months ended 30 September 2018, two TA projects and two supplementary approvals totaling $1,858,000 became effective (one TA project amounting to $600,000 – 2017), and $251,000 undisbursed amounts were written back ($581,000 – 2017).

Total undisbursed TA and grants are denominated in US dollars and represent effective TA and grants which have not been disbursed.

NOTE F—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2018 through 19 November 2018, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the CCF's condensed financial statements as of 30 September 2018.

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2018 and 31 December 2017
Expressed in Thousands of US Dollars

	30 September (Unaudited)	31 December (Audited)
ASSETS		
DUE FROM BANKS	$ 4,142	$ 4,171
INVESTMENTS FOR LIQUIDITY PURPOSE (Note C) Time deposits	19,979	21,704
ACCRUED REVENUE	2	9
ADVANCES FOR GRANTS	2,127	1,857
TOTAL	$ **26,250**	$ **27,741**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 21	$ 25
UNDISBURSED GRANTS (Note E)	2,626	1,942
TOTAL LIABILITIES	2,647	1,967
UNCOMMITTED BALANCES (APDRF-2), represented by: Unrestricted net assets	23,603	25,774
TOTAL	$ **26,250**	$ **27,741**

The accompanying notes are an integral part of these condensed financial statements (APDRF-4).

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Nine Months Ended 30 September 2018 and 2017
Expressed in Thousands of US Dollars

	2018	2017
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS	$ —	$ 20,000
REVENUE		
From investments for liquidity purpose (Note C)	269	99
From other sources	5	6
Total	274	20,105
EXPENSES		
Grants—net (Note E)	(2,411)	(2,000)
Administrative and financial expenses (Note D)	(34)	(141)
Total	(2,445)	(2,141)
(DECREASE) INCREASE IN NET ASSETS	(2,171)	17,964
NET ASSETS AT BEGINNING OF PERIOD	25,774	7,961
NET ASSETS AT END OF PERIOD	**$ 23,603**	**$ 25,925**

The accompanying notes are an integral part of these condensed financial statements (APDRF-4).

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Nine Months Ended 30 September 2018 and 2017
Expressed in Thousands of US Dollars

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ —	$ 20,000
Interest received on investments for liquidity purpose	275	98
Cash received from other sources	5	6
Grants disbursed	(1,995)	(2,000)
Administrative and financial expenses paid	(39)	(137)
Net Cash (Used in) Provided by Operating Activities	(1,754)	17,967
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments for liquidity purpose	769,491	419,827
Purchases of investments for liquidity purpose	(767,766)	(434,924)
Net Cash Provided by (Used in) Investing Activities	1,725	(15,097)
Net (Decrease) Increase in Due From Banks	(29)	2,870
Due from Banks at Beginning of Period	4,171	1,234
Due from Banks at End of Period	$ 4,142	$ 4,104

The accompanying notes are an integral part of these condensed financial statements (APDRF-4).

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2018 and 2017
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2017 audited financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2018 and 2017 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Asia Pacific Disaster Response Fund (APDRF), representing the currency of the primary economic operating environment.

Accounting and Reporting Developments

In August 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2016-14, "*Not-for-Profit Entities (Topic 958) – Presentation of Financial Statements of Not-for-Profit Entities,*" which improves the usefulness of information provided to donors and other users of not-for-profit entity (NFP) financial statements and reduce complexities or costs in preparing the financial statements. The update significantly changes how NFPs present net assets on the face of the financial statements, as well as requires additional disclosures for expenses by nature and function and for the liquidity and availability of resources. This ASU is expected to impact disclosures on APDRF's annual financial statement as of 31 December 2018, and for the interim and annual period thereafter.

In June 2018, FASB issued ASU 2018-08, "*Not-for-Profit Entities (Topic 958) - Clarifying the Scope and the Accounting Guidance for Contributions Received and Contributions Made*", which should assist entities in (1) evaluating whether transactions should be accounted for as contributions (nonreciprocal transactions) within the scope of Topic 958, Not-for-Profit Entities, or as exchange (reciprocal) transactions subject to other guidance and (2) determining whether a contribution is conditional. Entities should apply the amendments for transactions in which the entity serves as the resource recipient to annual periods beginning after 15 December 2018, and interim periods within annual periods beginning after 15 December 2019. On the other hand, entities should apply the amendments for transactions in which the entity serves as the resource provider to annual periods beginning after 15 December 2019, and interim periods within annual periods beginning after 15 December 2020. ADB is currently assessing the impact of this ASU on APDRF's financial statements.

In August 2018, the FASB issued ASU 2018-13, "*Fair Value Measurement (Topic 820) – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement*" as part of its disclosure framework project that is based on the newly issued FASB Statement of Financial Accounting Concepts No. 8 "Conceptual Framework for Financial Reporting – Chapter 8: Notes to Financial Statements"; which modifies and aims to improve the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement. This amendment is effective for APDRF on 1 January 2020. ADB is currently assessing the impact of this ASU on APDRF's financial statements.

continued

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 30 September 2018 and 31 December 2017 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rate of return on the average investments for liquidity purpose held during the nine months ended 30 September 2018, based on the portfolio held at the beginning and end of each month, was 1.81% (1.11% – 2017).

Fair Value Disclosure

The fair value of INVESTMENTS FOR LIQUIDITY PURPOSE as of 30 September 2018 and 31 December 2017 is as follows:

($ thousand)

	Total	Fair Value Measurements		
		Level 1	Level 2	Level 3
30 September 2018				
Investments for liquidity purpose				
Time deposits	$ 19,979	$ —	$ 19,979	$ —
31 December 2017				
Investments for liquidity purpose				
Time deposits	$ 21,704	$ —	$ 21,704	$ —

ADB maintains documented processes and internal controls to value the investment securities. Time deposits are reported at cost, which approximates fair value.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and special funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the APDRF are settled regularly with OCR and the other funds. Grants programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's cost for the administration, management, supervision, and operation of the APDRF. The service fee is currently 2% of the amount disbursed for grants and investment projects. As of 30 September 2018, $4,000 ($8,000 – 31 December 2017) was payable to OCR which is included in the ACCOUNTS PAYABLE AND OTHER LIABILITIES.

NOTE E—GRANTS AND RELATED UNDISBURSED AMOUNTS

Grants are recognized in the financial statements when the applicable project becomes effective. Upon completion or cancellation of a grant, any undisbursed amount is written back as a reduction in grants for the period and the corresponding undisbursed balance is eliminated accordingly. During the nine months ended 30 September 2018, there were three grants that became effective totaling $2,500,000 (one grant amounting to $2,000,000 – 2017) and $89,000 undisbursed amounts were written back (nil – 2017).

Total undisbursed grants are denominated in US dollars and represent effective grants which have not been disbursed.

continued

NOTE F—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2018 through 19 November 2018, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the APDRF's condensed financial statements as of 30 September 2018.

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2018 and 31 December 2017
Expressed in Thousands of US Dollars

	30 September (Unaudited)	31 December (Audited)
ASSETS		
DUE FROM BANKS	$ 2,835	$ 3,933
INVESTMENTS FOR LIQUIDITY PURPOSE (Note C) Time deposits	6,895	6,800
ACCRUED REVENUE	1	3
ADVANCES FOR GRANTS AND OTHER ASSETS (Note D)	23	4
TOTAL	$ 9,754	$ 10,740
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 50	$ 131
UNDISBURSED TECHNICAL ASSISTANCE (Note E)	5,908	5,255
TOTAL LIABILITIES	5,958	5,386
UNCOMMITTED BALANCES (FSDPSF-2), represented by: Unrestricted net assets	3,796	5,354
TOTAL	$ 9,754	$ 10,740

The accompanying notes are an integral part of these condensed financial statements (FSDPSF-4).

114

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Nine Months Ended 30 September 2018 and 2017
Expressed in Thousands of US Dollars

CHANGES IN UNRESTRICTED NET ASSETS		2018		2017
REVENUE				
From investments for liquidity purpose	$	93	$	44
From other sources		29		18
Total		122		62
EXPENSES				
Technical assistance (Note E)		(1,631)		(1,406)
Administrative and financial expenses (Note D)		(49)		(35)
Total		(1,680)		(1,441)
REVENUE LESS THAN EXPENSES		(1,558)		(1,379)
EXCHANGE GAINS (LOSSES)—net		0		(7)
DECREASE IN NET ASSETS		(1,558)		(1,386)
NET ASSETS AT BEGINNING OF PERIOD		5,354		7,000
NET ASSETS AT END OF PERIOD	$	3,796	$	5,614

0 = Less than $500.

The accompanying notes are an integral part of these condensed financial statements (FSDPSF-4).

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Nine Months Ended 30 September 2018 and 2017
Expressed in Thousands of US Dollars

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ —	$ 1,570
Interest received on investments for liquidity purpose	95	45
Cash received from other sources	29	18
Technical assistance disbursed	(1,067)	(703)
Administrative and financial expenses paid	(60)	(45)
Net Cash (Used in) Provided by Operating Activities	(1,003)	885
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments for liquidity purpose	266,935	217,660
Purchases of investments for liquidity purpose	(267,030)	(217,504)
Net Cash (Used in) Provided by Investing Activities	(95)	156
Net (Decrease) Increase in Due From Banks	(1,098)	1,041
Due from Banks at Beginning of Period	3,933	1,445
Due from Banks at End of Period	$ 2,835	$ 2,486

The accompanying notes are an integral part of these condensed financial statements (FSDPSF-4).

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2018 and 2017
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2017 audited financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2018 and 2017 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Financial Sector Development Partnership Special Fund (FSDPSF), representing the currency of the primary economic operating environment.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, "Fair Value Measurement" defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB's financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

continued

Accounting and Reporting Developments

In August 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2016-14, "*Not-for-Profit Entities (Topic 958) – Presentation of Financial Statements of Not-for-Profit Entities,*" which improves the usefulness of information provided to donors and other users of not-for-profit entity (NFP) financial statements and reduce complexities or costs in preparing the financial statements. The update significantly changes how NFPs present net assets on the face of the financial statements, as well as requires additional disclosures for expenses by nature and function and for the liquidity and availability of resources. This ASU is expected to impact disclosures on FSDPSF's annual financial statements as of 31 December 2018, and for interim and annual periods thereafter.

In June 2018, FASB issued ASU 2018-08, "*Not-for-Profit Entities (Topic 958) - Clarifying the Scope and the Accounting Guidance for Contributions Received and Contributions Made*", which should assist entities in (1) evaluating whether transactions should be accounted for as contributions (nonreciprocal transactions) within the scope of Topic 958, Not-for-Profit Entities, or as exchange (reciprocal) transactions subject to other guidance and (2) determining whether a contribution is conditional. Entities should apply the amendments for transactions in which the entity serves as the resource recipient to annual periods beginning after 15 December 2018, and interim periods within annual periods beginning after 15 December 2019. On the other hand, entities should apply the amendments for transactions in which the entity serves as the resource provider to annual periods beginning after 15 December 2019, and interim periods within annual periods beginning after 15 December 2020. ADB is currently assessing the impact of this ASU on FSDPSF's financial statements.

In August 2018, the FASB issued ASU 2018-13 "*Fair Value Measurement (Topic 820) – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement*" as part of its disclosure framework project that is based on the newly issued FASB Statement of Financial Accounting Concepts No. 8 "Conceptual Framework for Financial Reporting – Chapter 8: Notes to Financial Statements"; which modifies and aims to improve the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement. This amendment is effective for FSDPSF on 1 January 2020. ADB is currently assessing the impact of this ASU on FSDPSF's financial statements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 30 September 2018 and 31 December 2017 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rate of return on the average investments for liquidity purpose held during the nine months ended 30 September 2018, based on the portfolio held at the beginning and end of each month, was 1.81% (1.01% – 2017).

continued

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 30 September 2018 and 31 December 2017 is as follows:

($ thousand)

| | Total | Fair Value Measurements | | |
		Level 1	Level 2	Level 3
30 September 2018				
Investments for liquidity purpose				
Time deposits	$ 6,895	$ —	$ 6,895	$ —
31 December 2017				
Investments for liquidity purpose				
Time deposits	$ 6,800	$ —	$ 6,800	$ —

ADB maintains documented processes and internal controls to value the investment securities. Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and special funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the FSDPSF is settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's incremental cost for the administration, management, supervision, and operation of the FSDPSF. The service fees are set at (i) 5% of amounts disbursed for technical assistance projects; and (ii) 5% of amounts disbursed for grant components of investment projects up to $5,000,000, or 2% of amounts disbursed for grant components of investment projects above $5,000,000 with a minimum of $250,000, whichever is greater.

Included in ACCOUNTS PAYABLE AND OTHER LIABILITIES are the following interfund accounts:

($ thousand)

	30 September 2018	31 December 2017
Payable to:		
Ordinary capital resources	$ 6	$ 17
Technical Assistance Special Fund	27	97
Total	$ 33	$ 114

NOTE E—TECHNICAL ASSISTANCE, GRANTS AND RELATED UNDISBURSED AMOUNTS

Technical assistance (TA) and grants are recognized in the financial statements when the applicable project becomes effective. Upon completion of the TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA or grants for the period and the corresponding undisbursed balance is eliminated accordingly. During the nine months ended 30 September 2018, there were three TA projects and one supplementary approval that became effective totaling to $1,700,000 (two TA projects and one supplementary approval totaling $1,600,000 – 2017) and $69,000 undisbursed amounts were written back ($194,000 – 2017).

continued

Total undisbursed TAs are denominated in US dollars and represent effective TA and grants which have not been disbursed.

NOTE F—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2018 through 19 November 2018, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the FSDPSF's condensed financial statements as of 30 September 2018.